UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November 2020

Commission File Number: 000-50113

GOLAR LNG LIMITED
(Translation of registrant's name into English)

2nd Floor S.E. Pearman Building 9 Par-la-Ville Road Hamilton HM 11 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Included is the Overview, Operating and Financial Review for the nine months ended September 30, 2020 and the unaudited consolidated interim financial statements of Golar LNG Limited (the "Company" or "Golar") as of and for the nine months ended September 30, 2020.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-237936), which was filed with the U.S. Securities and Exchange Commission on April 30, 2020.

EXHIBITS

The following exhibits are filed as part of this report on Form 6-K:

Number	Description of Exhibit
1.1	Amendment to bye-laws of Golar LNG Limited dated September 24, 2020, for the quorum necessary for the transaction of the company business.
4.1+	$700 million facility agreement dated October 24, 2019 between Gimi MS Corporation, ABN Amro Bank N.V., Clifford Capital Pte. Ltd., ING Bank N.V., Natixis and the other financial institutions thereto.

+    Certain portions have been omitted.

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG LIMITED
(Registrant)

Date: November 30, 2020	By:	/s/ Iain Ross
	Name:	Iain Ross
	Title:	Chief Executive Officer

UNAUDITED INTERIM FINANCIAL REPORT

Forward-Looking Statements

Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. When used in this report, the words "believe", "anticipate", "intend", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect" and similar expressions identify forward-looking statements.

The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. As a result, you are cautioned not to rely on any forward-looking statements.

In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include among other things:

•changes in our ability to obtain additional financing or refinancing of our existing debt, including our Term Loan facility and Margin Loan facility, each scheduled to mature in December 2020, and our 2017 convertible bonds, on acceptable terms or at all;
•changes in our ability to comply with the covenants contained in the agreements governing our future or existing indebtedness;
•our inability and that of our counterparty to meet our respective obligations under the Lease Operate Agreement (“LOA”) entered into in connection with the BP Greater Tortue/Ahmeyim Project (“Gimi GTA Project”);
•continuing uncertainty resulting from potential claims from our counterparties of purported force majeure under contractual arrangements, including but not limited to our construction projects, and other contracts to which we are a party;
•our ability to realize the expected benefits from acquisitions and investments we have made and may make in the future;
•changes in the timeliness of the completion of the LNG Croatia (formerly known as the Golar Viking) commissioning and subsequent acceptance by the customer;
•our ability to enter into contracts with third parties to fully utilize the Hilli Episeyo;
•the length and severity of outbreaks of pandemics, including the ongoing worldwide outbreak of the novel coronavirus (“COVID-19”) and its impact on demand for liquefied natural gas (“LNG”) and natural gas, the timing of completion of our conversion projects, the operation of our charters, our global operations including impact to our vessel operating costs and our business in general;
•Hygo Energy Transition Ltd.’s (“Hygo”) (formerly known as Golar Power Limited) ability to operate the Sergipe power station project and related floating storage and regasification unit (“FSRU”) contract and to execute its downstream LNG distribution and merchant power sales plans;
•Hygo’s ability to successfully complete an initial public offering ("IPO") of its common shares;
•changes in our relationship with Golar LNG Partners LP (“Golar Partners”), Hygo or Avenir LNG Limited (“Avenir”) and the sustainability of any distributions they pay to us;
•any adverse effects on us, including reputational harm, or the value of our investment in Hygo, as a result of the implication of Hygo’s former chief executive officer, Eduardo Antonello, who resigned from his position with Hygo in

October 2020, in certain allegations by the Brazilian government concerning alleged improper payments made in Brazil pre-dating Mr. Antonello’s relationship with Hygo;
•the outcome of any pending or future legal proceedings to which we are a party;
•approval of amendments to agreements with our engineering, procurement and construction contractors and lending banks to adjust the construction and financing schedules relating to the Gimi GTA Project;
•failure of our contract counterparties, including our joint venture co-owners, to comply with their agreements with us or other key project stakeholders;
•changes in LNG carrier, FSRU, floating liquefaction natural gas vessel (“FLNG”), or small-scale LNG market trends, including charter rates, vessel values or technological advancements;
•our vessel values and any future impairment charges we may incur;
•challenges by authorities to the tax benefits we previously obtained under certain of our leasing agreements;
•continuing volatility of commodity prices;
•a decline or continuing weakness in the global financial markets;
•fluctuations in currencies and interest rates;
•our ability to close potential future sales of additional equity interests in our vessels, including the FLNG Gimi on a timely basis or at all;
•changes in our ability to retrofit vessels as FSRUs or FLNGs, our ability to obtain financing for such conversions on acceptable terms or at all and our ability to obtain the benefits that may accrue to us as the result of such modifications;
•changes in the supply of or demand for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•a material decline or prolonged weakness in rates for LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the performance of the pool in which certain of our vessels operate and the performance of our joint ventures;
•changes in trading patterns that affect the opportunities for the profitable operation of LNG carriers, FSRUs, FLNGs or small-scale LNG infrastructure;
•changes in the supply of or demand for LNG or LNG carried by sea;
•changes in the supply of or demand for natural gas generally or in particular regions;
•changes in our relationships with our counterparties, including our major chartering parties;
•changes in general domestic and international political conditions, particularly in regions where we operate;
•changes in the availability of vessels to purchase and in the time it takes to construct new vessels or convert existing vessels;
•failures of shipyards to comply with delivery schedules or performance specifications on a timely basis or at all;
•changes in our ability to sell vessels to Golar Partners or Hygo;
•changes to rules and regulations, applicable to LNG carriers, FSRUs, FLNGs or other parts of the LNG supply chain;
•our inability to achieve successful utilization of our expanded fleet or inability to expand beyond the carriage of LNG and provision of FSRUs, FLNGs, and small-scale LNG infrastructure particularly through our innovative FLNG strategy and our joint ventures;
•actions taken by regulatory authorities that may prohibit the access of LNG carriers, FSRUs, FLNGs or small-scale LNG vessels to various ports;
•increases in costs, including, among other things, crew wages, insurance, provisions, repairs and maintenance; and
•other factors listed from time to time in registration statements, reports or other materials that we have filed with or furnished to the U.S. Securities and Exchange Commission ("Commission"), including our most recent Annual Report on Form 20-F.

We caution readers of this report not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are not guarantees of our future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements.

All forward-looking statements included in this report are made only as of the date of this report and, except as required by law, we assume no obligation to revise or update any written or oral forward-looking statements made by us or on our behalf as a result of new information, future events or other factors. If one or more forward-looking statements are revised or updated, no inference should be drawn that additional revisions or updates will be made in the future.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of our financial condition and results of operations for the nine months ended September 30, 2020 and 2019. Unless otherwise specified herein, references to "the Company", "Golar", "we", "us", and "our" refer to Golar LNG Limited and any one or more of its consolidated subsidiaries, or to all such entities. References to "Golar Partners" or the "Partnership" refer to Golar LNG Partners LP (Nasdaq: GMLP) and to any one or more of its direct and indirect subsidiaries. References to "Hygo" refer to Hygo Energy Transition Ltd. and to any one or more of its direct and indirect subsidiaries. References to "Avenir" refer to Avenir LNG Limited (Norwegian OTC: AVENIR) and to any one or more of its subsidiaries. You should read the following discussion and analysis together with the financial statements and related notes included elsewhere in this report. For additional information relating to our operating and financial review and prospects, including definitions of certain terms used herein, please see our annual report on Form 20-F for the year ended December 31, 2019, which was filed with the Commission on April 30, 2020.

Overview

We provide infrastructure for the liquefaction, transportation, regasification and downstream distribution of LNG. Through our subsidiaries, affiliates and joint venture we are engaged in the acquisition, ownership, operation and chartering of FLNGs, FSRUs and LNG carriers as well as the development of gas to power projects and small-scale LNG distribution operations.
Recent and Other Developments

Since September 30, 2020, certain recent and other developments that have occurred are as follows:

End of BP Greater Tortue Ahmeyim project FM Events

In April 2020, we announced that we had received written notification of a force majeure claim from BP under the LOA, relating to the Gimi GTA Project. The notice received from BP claimed that due to the recent outbreak of COVID-19 around the globe, it was unable to be ready to receive the Gimi on the 2022 target connection date, with an expected delay in the order of 12 months. A force majeure claim from the conversion shipyard was also received.

In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. The revised project schedule will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Notice has accordingly been given and received by us and BP that no FM Event (as defined in the LOA) is ongoing. The terms of the LOA are unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project and we have commenced the approval process to reflect these changes in the respective agreements.

Floating Ammonia Production, Carbon Capture, Green LNG and other emerging technologies

In November 2020, we entered into a collaboration agreement with Black & Veatch Corporation (“B&V”) to research and, if appropriate, develop solutions in the field of floating ammonia production, carbon capture, green LNG and hydrogen. Any project development and implementation that follows the initial research and investigation stages above will be subject to a separate commercial agreement between the two companies.

Global COVID-19 outbreak

The worldwide outbreak of COVID-19 that originated in China and subsequently spread to many countries worldwide has resulted in the implementation of numerous actions taken by governments and governmental agencies in an attempt to mitigate the spread of COVID-19. These measures have resulted in a significant reduction in global economic activity, extreme volatility in the global financial markets, and as a result of COVID-19 the global demand for oil, natural gas, LNG and LNG supply has declined significantly. The continued impact of COVID-19 and seasonality has also led to greater volatility in spot rates. Please see “Risk Factors – Risks Related to Our Operations” for further information regarding the impact of COVID-19 on our business and operations.

Management changes

Callum Mitchell-Thomson, who joined us in April 2020, resigned from his position as chief financial officer on November 28, 2020 due to personal reasons. His position has been assumed by Karl Fredrik Staubo, who currently serves and is expected to continue to serve, for the time being, as chief executive officer of Golar Partners. Before joining Golar Partners in May 2020, Mr. Staubo has ten years of experience advising and investing in shipping, energy and infrastructure companies from Magni Partners Ltd. (2018-2020) and Clarksons Platou Securities (2010-2018). During his time with Magni Partners, Mr. Staubo was, amongst other, working as an advisor to the Golar group. At Clarksons Platou Securities he worked in the Corporate Finance division, including serving as Head of Shipping Capital Markets since 2015. He has been serving as chief executive officer of Golar Partners since May 2020. He has a MA in Business Studies and Economics from the University of Edinburgh.

Financing

Corporate Revolving Credit Facility and Term Loan extension

In November 2020, we agreed to credit-approved terms with our existing lender, Citibank N.A. (“Citibank”) to partially refinance our maturing $150 million Term Loan facility into a new $100 million corporate revolving credit facility (the “Corporate Revolving Credit Facility”). The new Corporate Revolving Credit Facility has a term of 366 days with two 366-day extension options available at the lenders’ discretion. It bears interest at USD LIBOR plus an initial margin of 5.0% and is secured by pledges of our shares in Hygo.

In connection with the refinancing we agreed with Citibank to extend the maturity of the $150 million Term Loan facility to the middle of December, 2020.

Margin Loan facility extension

We have agreed with our existing lenders under the Margin Loan facility, which was previously was scheduled to mature in August 2020, to extend the maturity date to the middle of December, 2020.

Golar Seal Facility put option extension
The terms of our existing Golar Seal facility include a put option that if exercised requires us to repay the facility if an appropriate long-term charter of 4 years or more is not entered into by January 2021. In November 2020, we agreed and executed an extension with our existing lender, CCB Financial Leasing Corporation Limited “CCBFL,” to extend such put option by one year. All other facility terms remain unchanged.

Short term loan to Golar Partners
In November 2020, we entered into a $15.0 million revolving credit facility with Golar Partners, of which Golar Partners has drawn down $5.0 million. The facility is unsecured, repayable in full in December 2020, and bears interest at a rate of LIBOR plus a margin of 5%.

Hygo Developments

Hygo's Initial Public Offering and Completion of Internal Review

In August 2020, Hygo filed a Registration Statement on Form F-1 with the Commission in connection with an IPO of its common shares and subsequent amendments thereto in September 2020. On September 15, 2020, Hygo launched its marketing process for the IPO of its common shares, which according to Hygo was subsequently placed on hold as Hygo’s board of directors initiated an internal review on September 25, 2020, following allegations involving Eduardo Antonello, Hygo’s former chief executive officer, and his conduct during his previous employment with Seadrill Limited (‘‘Seadrill’’) in 2011. According to Hygo, its board of directors, with the assistance of outside counsel and accounting advisors, conducted an internal review which included forensic accounting work, review of certain contracts, interviews with certain company personnel and representatives and review of internal audit material, certain corporate credit card expenses and Hygo’s anti-corruption policies. Hygo’s board of directors and its advisors did not identify any evidence establishing bribery or other corrupt conduct at Hygo. In October 2020, Mr. Antonello resigned as Hygo’s chief executive officer and was replaced by Paul Hanrahan, who also joined Hygo’s board of directors. Hygo will continue its oversight and review of compliance procedures in accordance with the ethical and corporate governance standards established by applicable law.

Sergipe Power Plant's Operational Update

In September 2020, an incident involving one of the four step up transformers of the Sergipe Power Plant has temporarily reduced its available power generation capacity from 1.5 GW to 1.0 GW. Centrais Elétricas de Sergipe S.A. (or “CELSE”), a Brazilian corporation in which Hygo has a 50% interest and which owns and operates the Sergipe Power Plant, is working with General Electric (‘‘GE’’), the contractor for the project, to repair the transformer and related equipment and anticipates such repairs will be complete by the second quarter of 2021.

While Hygo does not expect that the fixed payments under its power purchase price agreements, or "PPAs", will be reduced as a result of the reduced power available for dispatch, CELSE’s physical guarantee (the amount of power that a plant is expected to contribute to the electricity grid over the life of a PPA), or amount of energy available for commercial sale, could be reduced by 8.75MWh per year as a result of the plant’s partial downtime during the period. To the extent CELSE is required to dispatch power before repairs to the step up transformer and related equipment are complete, CELSE will be required to purchase up to 500 MW for delivery to PPA customers on the open market in Brazil for the length of the required dispatch period. The cost of purchasing this power will depend on the number of days power is required to be delivered as well as prevailing market prices at the time of requested dispatch. Because both the number of days of potential dispatch as well as market prices of any replacement power purchases is unknown at this point, Hygo is unable to predict the cost to CELSE of procuring replacement power.

CELSE maintains commercial property and business interruption insurance that includes coverage for property damage at the Sergipe Power Plant, as well as coverage for a portion of the cost of purchasing electricity on the open market in Brazil, subject to a cap of R$559.75 per MW, to supply its customers for up to 8.25 months in the event that CELSE is unable to supply the electricity itself due to covered property damage at the Sergipe Power Plant. Such insurance is subject to customary terms and conditions, including deductibles, sublimits, and exclusions. GE is in the process of completing a root cause analysis. If the property damage is determined to be covered by CELSE’s insurance policy, such insurance may not be sufficient to cover expenses arising out of the damage to the step up transformer and related equipment. CELSE has notified its insurers of the damage, and CELSE is working with the insurer’s loss adjuster to assess the damage and potential coverage for the costs of repair. However, CELSE’s insurers have neither confirmed nor denied coverage at this stage of the insurance claim, and CELSE’s insurers might determine that some portion or all of the costs arising out of the damage are not covered.

In addition, CELSE is currently negotiating with GE with respect to the remediation plan and timing, the cost of remediation and potential claims under its engineering, procurement and construction agreement and operation and maintenance agreement and hopes to secure a mutually satisfactory outcome based on a common desire to have the plant fully operational as quickly as possible.

Taking into account Hygo’s current forecast for the amount of power Hygo expects to be dispatched from Sergipe, as well as CELSE’s commercial property and business interruption insurance and ongoing negotiations with GE, Hygo does not believe the reduction in available capacity at the Sergipe Power Plant will have a material impact on its results of operations or financial condition. However, if the repairs are not completed on the timeline currently anticipated, or CELSE is unable to receive sufficient commercial property and business interruption insurance proceeds or a satisfactory understanding with GE, Hygo’s financial results (and therefore the value of our investment in Hygo) may be materially and adversely impacted.

Memorandum of Understanding (“MOU”) with Companhia de Gás do Pará

In October 2020, Hygo entered into a MOU with Companhia de Gás do Pará, a state owned entity, to supply regasified LNG to pipeline or LNG in other forms of distribution for use in commercial, industrial, residential or power generation applications. Hygo is currently in discussions with multiple offtakers for more than 80,000 MMBtu/day that it believes will be priced at an average net tariff of approximately $1.50 per MMBtu. Assuming receipt of a final investment decision, or "FID", on the power plant is made, CELBA, one of Hygo’s 50/50 joint ventures, will pay an amount of approximately $10 million annually for their required capacity of the power plant. The fixed capacity payments will be adjusted annually to offset changes in the exchange rate between the U.S. dollar and the Brazilian real. Hygo expects to incur capital expenditures of approximately $13 million per year in connection with the operation of the Barcarena Terminal.

Update on Bahia Regas Terminal

On September 30, 2020, Golar Power Comercializadora de Gás Natural Ltda. (‘‘Golar Power Comercializadora’’), a wholly owned subsidiary of Hygo, participated in a public competitive bid process sponsored by Petróleo Brasiliero S.A. — Petrobras (‘‘Petrobras’’) for the lease of the Bahia Regasification Terminal (the ‘‘Bahia Terminal’’). Golar Power Comercializadora was the only qualifying participant, to submit a bid. The Bahia Terminal has storage capacity of 170,000 cubic meters and regasification capacity of 790,000 MMBtu/d and is expected to supply a combination of industrial users and power plants. In October 2020, Petrobras notified all participants that Golar Power Comercializadora was disqualified due to the revision of specific requirements regarding qualified bidders. Immediately after that, Golar Power Comercializadora filed an administrative appeal before the Petrobras Bid Committee challenging the final result of the competitive process. The outcome of the competitive process is currently under revision by Petrobras. In the event Golar Power Comercializadora is awarded the lease, we expect the Bahia Terminal to commence operations in the first half of 2021.

Update on Norsk Hydro MOU

In October 2020, Hygo and Norsk Hydro mutually agreed to terminate the existing MOU between the parties dated July 22, 2020 to supply LNG to the Alunorte alumina refinery in Brazil. Hygo remains committed to the development of the Barcarena Terminal, the only one permitted in the region and will have the opportunity to significantly reduce energy costs, and support environmentally responsible and sustainable industrial growth throughout the Northern region of Brazil.

Please see “Risk Factors - Risks Related to Other Projects - If Hygo fails to complete an IPO of its common shares by July 2021, it could have a material adverse effect on Hygo’s financial condition and the value of our investment in Hygo” for a discussion of the implications if Hygo fails to complete an IPO of its common shares by July 2021. For further information regarding Hygo and certain other risks related to our investment in Hygo, please see “Risk Factors - Risks Related to Other Projects - We have a substantial equity investment in Hygo that is subject to the risks related to Hygo’s operations and business” and “Risk Factors - Risks Related to Other Projects - Our business and financial condition, as well as the value of our investment in Hygo, could be materially and adversely affected by the allegations against Hygo’s former chief executive officer.

Operating and Financial Review

The following details the operating results for our reportable segments for the periods ended September 30, 2020 and 2019.

	Nine months ended September 30,
	2020				2019
(in thousands of $)	Vessel operations	FLNGs	Power	Total	Vessel operations	FLNGs	Power	Total
Total operating revenues	156,381	163,572	—	319,953	146,130	163,572	—	309,702
Vessel operating expenses	(42,852)	(39,857)	—	(82,709)	(51,154)	(39,309)	—	(90,463)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangement)	(6,842)	—	—	(6,842)	(36,070)	(460)	—	(36,530)
Administrative expenses	(26,033)	(691)	—	(26,724)	(39,730)	(607)	—	(40,337)
Project development expenses	(4,673)	(1,431)	—	(6,104)	(1,996)	39	—	(1,957)
Depreciation and amortization	(45,143)	(35,954)	—	(81,097)	(48,617)	(36,095)	—	(84,712)
Impairment of long-term assets	—	—	—	—	(41,597)	—	—	(41,597)
Other operating (losses)/gains	532	(36,861)	—	(36,329)	12,060	(34,403)	—	(22,343)
Operating income/(loss)	31,370	48,778	—	80,148	(60,974)	52,737	—	(8,237)

Equity in net losses of affiliates	(142,856)	—	(38,004)	(180,860)	(29,495)	—	(18,135)	(47,630)

Nine months period ended September 30, 2020 compared with the nine months period ended September 30, 2019

Vessel operations segment

	Nine months ended September 30,
(in thousands of $, except average daily TCE) (1)	2020	2019	Change	% Change

Total operating revenues	156,381	146,130	10,251	7%
Vessel operating expenses	(42,852)	(51,154)	8,302	(16%)
Voyage, charterhire and commission expenses (including expenses from collaborative arrangements)	(6,842)	(36,070)	29,228	(81%)
Administrative expenses	(26,033)	(39,730)	13,697	(34%)
Project development expenses	(4,673)	(1,996)	(2,677)	134%
Depreciation and amortization	(45,143)	(48,617)	3,474	(7%)
Impairment of long-term assets	—	(41,597)	41,597	(100%)
Other operating gains	532	12,060	(11,528)	(96%)
Operating income/(loss)	31,370	(60,974)	92,344	(151%)

Equity in net losses of affiliates	(142,856)	(29,495)	(113,361)	384%

Other Financial Data:

Average daily TCE (1) (to the closest $100)	48,900	33,100	15,800	48%
(1) Average Time Charter Equivalent, or TCE, is a non-GAAP financial measure. See the section of this report entitled "Non-GAAP Measures" for a discussion of TCE.

Total operating revenues: Total operating revenues increased by $10.3 million to $156.4 million for the nine months ended September 30, 2020 compared to $146.1 million for the same period in 2019. This was principally due to:

•$29.7 million increase in revenue as a result of higher utilization and higher charterhire rates of our Tri-Fuel Diesel Electric propulsion ("TFDE") fleet for the nine months ended September 30, 2020 compared to the same period in 2019; and
•$6.1 million increase in revenue from the Golar Arctic as she was fully utilized for the nine months ended September 30, 2020, compared to 92 on-hire days in the same period in 2019, due to maturity of her previous charter and subsequent drydock.

This was partially offset by:

•$16.7 million decrease in revenue from the LNG Croatia, following her entry into the shipyard in late January 2020 for her conversion to a FSRU, compared to full utilization during the same period in 2019; and
•$8.1 million decrease in revenue from the Golar Tundra, as the vessel had fewer revenue days due to her scheduled drydock from the end of May 2020, compared to full utilization during the same period in 2019.

Average daily TCE: As a result of lower voyage expenses and increased charter rates and utilization for the majority of our fleet for the nine months ended September 30, 2020, the average daily TCE increased to $48,900 from $33,100 for the same period in 2019.

Vessel operating expenses: Vessel operating expenses decreased by $8.3 million to $42.9 million for the nine months ended September 30, 2020, compared to $51.2 million for the same period in 2019, primarily due to a decrease of:

•$6.5 million in operating costs of the LNG Croatia as she entered the shipyard for her conversion to a FSRU in late January 2020, compared to full utilization for the same period in 2019;
•$0.7 million in repairs and maintenance, procurement of spares and main engine overhauls of our TFDE fleet for the nine months ended September 30, 2020, compared to the same period in 2019 due to COVID-19 related restrictions. These deferred works are expected to take place later in the year and in 2021; and
•$0.9 million in lay-up costs for the Gandria, incurred during the nine months ended September 30, 2019.

Voyage, charterhire and commission expenses: Voyage, charterhire and commission expenses largely relate to charterhire expenses, fuel costs associated with commercial waiting time and vessel positioning costs. While a vessel is on-hire, fuel costs are typically paid by the charterer, whereas during periods of commercial waiting time, fuel costs are paid by us. The decrease of $29.2 million in voyage, charterhire and commission expenses to $6.8 million for the nine months ended September 30, 2020 compared to $36.1 million for the same period in 2019, was mainly due to:

•$24.3 million reduction in voyage expenses as a result of increased utilization of our TFDE fleet;
•$4.2 million reduction in bunker consumption in relation to the Golar Arctic as she had full utilization for the nine months ended September 30, 2020, compared to being mostly on commercial waiting time and subsequently in drydock during the same period in 2019; and
•$1.6 million reduction in bunker consumption of our remaining fleet due to improved utilization for the nine months ended September 30, 2020, compared to the same period in 2019 when several vessels were drydocked during the period.

This was partially offset by the $1.5 million increase in bunker consumption in relation to the LNG Croatia, incurred prior to entering the shipyard for her conversion to a FSRU in January 2020, compared to full utilization during the same period in 2019.

Administrative expenses: Administrative expenses decreased by $13.7 million to $26.0 million for the nine months ended September 30, 2020 compared to $39.7 million for the same period in 2019, mainly due to ongoing cost reduction measures and COVID-19 restrictions resulting in a decrease in corporate expenses, legal costs and employee related costs.

Project development expenses: Project development expenses increased by $2.7 million to $4.7 million for the nine months ended September 30, 2020 compared to $2.0 million for the same period in 2019, mainly due to an increase in non-capitalizable project related expenses comprising of professional, legal and consultancy fees.

Depreciation and amortization: Depreciation and amortization decreased by $3.5 million to $45.1 million for the nine months ended September 30, 2020 compared to $48.6 million for the same period in 2019, principally due to a decrease of $2.3 million in the LNG Croatia depreciation following her entry into the shipyard in January 2020, to commence her conversion to a FSRU.

Impairment of long-term assets: There is $nil impairment of long-term assets for the nine months ended September 30, 2020. The impairment charge for the nine months ended September 30, 2019 relates to:

•$34.3 million impairment associated with our LNG carrier, the LNG Croatia. In March 2019, we signed an agreement with LNG Hrvatska for the future sale of the LNG Croatia once converted into an FSRU, following the completion of her existing charter. Although the sale is not expected to close on or about December 31, 2020, the transaction triggered an immediate impairment test in March 2019, resulting in the recognition of a non-cash impairment charge of $34.3 million; and
•$7.3 million impairment charge associated with our investment in OLT Offshore LNG Toscana S.P.A. ("OLT-O"). In May 2019, a major shareholder in OLT-O sold its shareholding which triggered an assessment of the recoverability of the carrying value of our 2.6% investment in OLT-O. As the carrying value of our investment exceeded the representative fair value, we recognized a write down of our investment as of September 30, 2019.

Other operating gains: Other operating gains of $0.5 million for the nine months ended September 30, 2020 relates to a loss of hire insurance proceeds for the Golar Bear. Other operating gains of $12.1 million for the nine months ended September 30, 2019 comprised of:

•$9.3 million final payment to settle our claims on the delays and the termination of the Golar Tundra time charter with a former charterer; and
•$2.8 million loss of hire insurance proceeds on the LNG Croatia.

Equity in net losses of affiliates:

	Nine months ended September 30,
(in thousands of $)	2020	2019	Change	% Change
Equity in net losses of Golar Partners	(142,465)	(27,457)	(115,008)	419%
Share of net losses of other affiliates	(391)	(2,038)	1,647	(81%)
Equity in net losses of affiliates	(142,856)	(29,495)	(113,361)	384%

As of September 30, 2020, we held a 32.2% (2019: 32.0%) ownership interest in Golar Partners (including our 2% general partner interest) and 100% of the incentive distribution rights ("IDRs"). In June 2020, given the duration and the extent of the suppressed unit price of Golar Partners, we took the view that the difference between the carrying value and the fair value of our equity accounted investment is no longer temporary and therefore recognized an impairment charge of $135.9 million.

The share of net losses in other affiliates represents our share of equity in Egyptian Company for Gas Services S.A.E and Avenir.

FLNG segment

	Nine months ended September 30,
(in thousands of $)	2020	2019	Change	% Change

Total operating revenues	163,572	163,572	—	—%
Vessel operating expenses	(39,857)	(39,309)	(548)	1%
Voyage, charter-hire and commission expenses	—	(460)	460	(100%)
Administrative expenses	(691)	(607)	(84)	14%
Project development expenses	(1,431)	39	(1,470)	(3,769%)
Depreciation and amortization	(35,954)	(36,095)	141	—%
Other operating (losses)/gains	(36,861)	(34,403)	(2,458)	7%
Operating income	48,778	52,737	(3,959)	(8%)

Vessel operating expenses: Vessel operating expenses increased by $0.5 million for the nine months ended September 30, 2020, compared to the same period in 2019, primarily due to an increase in crew costs as a result of COVID-19 related restrictions.

Voyage, charterhire and commission expenses: The decrease in voyage, charterhire and commission expenses of $0.5 million for the nine months ended September 30, 2020 compared to the same period in 2019 is due to reduced bunker consumption.

Project development expenses: Project development expenses increased by $1.5 million to $1.4 million for the nine months ended September 30, 2020 compared to a credit of $nil million in 2019, principally due to an increase in non-capitalized project related expenses comprising of legal, professional and consultancy fees.

Other operating (losses)/gains: Included in other operating (losses)/gains are:

•realized gain on the oil derivative instrument, based on monthly billings above the base tolling fee under the Liquefaction Tolling Agreement ("LTA") relating to the Hilli Episeyo of $2.5 million for the nine months ended September 30, 2020 compared to $12.0 million for the same period in 2019;
•unrealized loss on the oil derivative instrument, due to changes in oil prices above a contractual floor price over the term of the LTA of $39.4 million for the nine months ended September 30, 2020 compared to $43.4 million for the same period in 2019; and
•$3.0 million write-off of unrecoverable receivables relating to OneLNG for the nine months ended September 30, 2019.

Power segment

	Nine months ended September 30,
(in thousands of $)	2020	2019	Change	% Change

Equity in net losses of affiliates	(38,004)	(18,135)	(19,869)	110%

The share in net losses of Hygo principally relates to trading activity of the Golar Celsius and the Golar Penguin operating as LNG carriers and the performance of the Sergipe Power Plant, including the Golar Nanook operating as a FSRU regasifying LNG for the power station. The increase in our share of net losses in Hygo is mainly driven by:

•commencement of operations of the Sergipe Power Plant and the Golar Nanook in late March 2020, which triggered the recognition of directly attributable costs as expense which were previously capitalized; and
•our share of the non-cash loss recognized on the difference between the carrying value of the asset and fair value of the Golar Nanook when the vessel became available for use by the lessee which triggered the commencement of the sales-type lease in late March 2020.

Other results

The following details our other consolidated results for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
(in thousands of $)	2020	2019	Change	% Change

Interest income	1,432	9,146	(7,714)	(84%)
Interest expense	(54,137)	(77,096)	22,959	(30%)
Losses on derivative instruments	(54,543)	(38,037)	(16,506)	43%
Other financial items, net	1,986	(4,317)	6,303	(146%)
Income taxes	(598)	(655)	57	(9%)
Net income attributable to non-controlling interests	(75,111)	(69,898)	(5,213)	7%

Interest income: Interest income decreased by $7.7 million to $1.4 million for the nine months ended September 30, 2020 compared to $9.1 million for the same period in 2019. The decrease was primarily due to a decrease in the returns on our fixed deposits that had been made during the nine months ended September 30, 2020, and a decrease in the income derived from the lending capital of our lessor VIEs, that we are required to consolidate under United States Generally Accepted Accounting Principles ("U.S. GAAP").

Interest expense: Interest expense decreased by $23.0 million to $54.1 million for the nine months ended September 30, 2020 compared to $77.1 million for the same period in 2019. This decrease was primarily due to:

•$22.3 million decrease in interest expense arising on the loan facilities of our consolidated lessor VIEs;
•$7.6 million decrease in interest expense relating to the refinancing of Golar Bear and Golar Viking facilities with AVIC International Leasing Company Limited (“AVIC”) and China State Shipbuilding Corporation (“CSSC”), respectively as a VIE debts, refinancing of the Golar Arctic facility and the prepayment of the Margin loan facility (see note 14 of our consolidated financial statements included herein); and
•$1.8 million decrease in interest expense on the Hilli letter of credit, following the contractual step down of the Hilli letter of credit from $300.0 million to $250.0 million in May 2019, and a further step down to $125.0 million in November 2019, upon achievement of the contractual production milestone;

This was partially offset by:

•$3.9 million increase in interest expense following the $150.0 million Term Loan facility drawdown in August 2019; and
•$4.3 million decrease in capitalized interest on borrowing costs in relation to our qualifying investments.

Losses on derivative instruments: Losses on derivative instruments increased by $16.5 million to a loss of $54.5 million for the nine months ended September 30, 2020 compared to a loss of $38.0 million for the same period in 2019. The movement was primarily due to:

Net realized and unrealized (losses)/gains on interest rate swap agreements: As of September 30, 2020, we have an interest rate swap portfolio with a notional amount of $562.5 million, none of which are designated as hedges for accounting purposes. Net unrealized losses on the interest rate swaps increased to a loss of $44.2 million for the nine months ended September 30, 2020 compared to a loss of $16.7 million for the same period in 2019. The increase was due to the decline in the long-term swap rates, partially offset by fair value adjustments reflecting our creditworthiness and that of our counterparties and a decrease in the notional value of our swap portfolio for the nine months ended September 30, 2020. Realized (losses)/gains on our interest rate swaps resulted in a loss of $3.6 million for the nine months ended September 30, 2020, compared to a gain of $5.7 million for the same period in 2019. The decrease was primarily due to lower LIBOR rates for the nine months ended September 30, 2020.

Unrealized losses on total return swap (or equity swap): In December 2014, we established a three-month facility for a Stock Indexed Total Return Swap Program or Equity Swap Line with DNB Bank ASA in connection with a share buyback scheme. In February 2020, we repurchased the remaining 1.5 million of our shares and 0.1 million of Golar Partners' units underlying the equity swap which terminated the Total Return Swap Program. The equity swap derivatives mark-to-market adjustment resulted in a net loss of $5.1 million recognized in the nine months ended September 30, 2020, compared to a net loss of $30.6 million for the same period in 2019. The losses are due to the decline in our share price.

Net unrealized losses on foreign exchange swaps: Net unrealized losses on the foreign exchange swaps increased to $1.7 million for the nine months ended September 30, 2020 compared to a gain of $3.5 million for the same period in 2019, due to the unfavorable exchange rate movements for the nine months ended September 30, 2020.

Other financial items, net: Losses on other financial items, net decreased by $6.3 million to $2.0 million for the nine months ended September 30, 2020, compared to a loss of $4.3 million for the same period in 2019, primarily as a result of consolidating our VIEs and favorable foreign exchange movements.

Net income attributable to non-controlling interests: Net income attributable to non-controlling interests decreased by $5.2 million to $75.1 million for the nine months ended September 30, 2020 compared to $69.9 million for the same period in 2019 mainly due to the subscription of a 30% equity interest of Gimi MS Corporation ("Gimi MS") by First FLNG Holdings in April 2019.

The net income attributable to non-controlling interests is comprised of:
•$9.4 million loss and $0.1 million income in relation to the non-controlling shareholders who hold interests in Gimi MS for the periods ended September 30, 2020 and 2019, respectively;
•$30.9 million and $25.5 million income in relation to the non-controlling shareholders who hold interests in Golar Hilli LLC ("Hilli LLC") for the periods ended September 30, 2020 and 2019, respectively; and
•$53.7 million and $44.3 million income in relation to the equity interests in our lessor VIEs for the periods ended September 30, 2020 and 2019, respectively.

Liquidity and Capital Resources

Our short-term liquidity requirements are primarily for the servicing of debt, working capital, potential investments in our joint venture and conversion project related commitments due within the next 12 months. We may require additional working capital for the continued operation of our vessels in the spot market, which is dependent upon vessel employment and fuel costs incurred during idle time. We remain responsible for the manning and technical management of our vessels within the LNG carrier pool in which nine of our vessels operate, referred to as the "Cool Pool".

As of September 30, 2020, we had cash and cash equivalents (including restricted cash and short-term deposits) of $238.9 million, of which $162.2 million is restricted cash. Included within restricted cash is $75.9 million with respect to the issuance of the letter of credit by a financial institution to our project partner involved in the Hilli FLNG project, $11.1 million collateral relating to requirements for our interest rate swaps and the balance mainly relates to the cash belonging to our lessor VIEs that we are required to consolidate under U.S. GAAP.

Since September 30, 2020, certain transactions impacting our cash flows include:

Payments of:

•$11.7 million of scheduled loan and interest repayments;
•$63.6 million of additions to the assets under development; and
•$5.0 million loan to Golar Partners.

Receipts of:

•$2.5 million release of restricted cash relating to interest rate swaps;
•$7.6 million release of restricted cash in relation to the Margin Loan facility; and
•$75.0 million drawdown on our $700 million Gimi facility.

Borrowing activities

During the nine months ended September 30, 2020, we entered into the following transactions relating to our debt facilities:

•In January 2020, we refinanced the Golar Viking facility and concurrently entered into an agreement to bareboat charter the vessel with CSSC and drawdown $56.0 million. The facility bears an interest rate of LIBOR plus a margin of 3.8%. The financing agreement also includes a conversion tranche of up to $75.0 million, of which we have drawn $60.2 million as of September 30, 2020;

•In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the lenders. The lenders agreed to amend the existing terms of the Margin Loan facility rather than exercise that option. We prepaid a portion of the facility and released the associated restricted cash, reducing the principal to $30.0 million from $100.0 million and removed the mandatory prepayment clause. The facility bears an interest rate of LIBOR plus a margin of 2.95%; and

•In June 2020, we refinanced the Golar Bear facility and concurrently entered into an agreement to bareboat charter the vessel with AVIC and drawdown $100.0 million. The facility has a term of seven years and bears a fixed interest rate of 4.64%.

Security, debt and lease restrictions
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Certain of our financing agreements are collateralized by ship mortgages and, in the case of some debt, pledges of shares by each guarantor subsidiary. The existing financing agreements impose operating and financing restrictions which may significantly limit or prohibit, among other things, our ability to incur additional indebtedness, create liens, sell capital shares of subsidiaries, make certain investments, engage in mergers and acquisitions, purchase and sell vessels, enter into time or consecutive voyage charters or pay dividends without the consent of the relevant lenders. In addition, lenders may accelerate the maturity of indebtedness under existing financing agreements and foreclose upon the collateral securing the indebtedness upon the occurrence of certain events of default, including a failure to comply with any of these existing covenants contained in the financing agreements. Many of our debt agreements contain certain covenants, which require compliance with certain financial ratios. Such ratios include maintaining a positive working capital ratio, tangible net worth covenant and minimum free cash restrictions. With regards to cash restrictions, we have agreed to retain at least $50 million of cash and cash equivalents on a consolidated group basis. In addition, as of September 30, 2020, there are cross default provisions in certain of our and Golar Partners' and Hygo's loan and lease agreements.

Refer to note 1 of our consolidated financial statements included herein for our going concern assessment.

Cash Flow

	Nine months ended September 30,
(in thousands of $)	2020	2019	Change	% Change
Net cash provided by operating activities	86,399	71,551	14,848	21%
Net cash used in investing activities	(208,367)	(62,652)	(145,715)	233%
Net cash used in financing activities	(49,549)	(87,731)	38,182	(44%)
Net decrease in cash, cash equivalents and restricted cash	(171,517)	(78,832)	(92,685)	118%
Cash, cash equivalents and restricted cash at beginning of period	410,412	704,261	(293,849)	(42%)
Cash, cash equivalents and restricted cash at end of period	238,895	625,429	(386,534)	(62%)

Net cash provided by operating activities increased by $14.8 million to $86.4 million for the nine months ended September 30, 2020, compared to $71.6 million for the same period in 2019, mainly due to:

•higher contribution recognized from our participation in the Cool Pool due to higher utilization, higher charter rates and a lower number of drydocking days for our vessels;
•the improvement in the general timing of working capital for the nine months ended September 30, 2020, compared to the same period in 2019, driven by on-going cost saving measures, deferred vessel repairs and maintenance works and general reduction in overheads due to COVID-19 restrictions. These deferred works and essential overhead costs are expected to be incurred later in the year and in 2021; and
•Partially offset by $9.3 million cash receipts in connection with arbitration proceedings with a former charterer of the Golar Tundra for the nine months ended September 30, 2019. There were no comparable receipts in the same period in 2020.

Net cash used in investing activities of $208.4 million for the nine months ended September 30, 2020 arose mainly due to:

•additions of $211.2 million to assets under development relating to payments made in respect of the conversion of the Gimi and the LNG Croatia;
•$40.0 million short term-loans advanced to Golar Partners in February and May 2020; and
•additions of $10.7 million to our investments in Hygo and Avenir.

This was partially offset by:

•$40.0 million receipts from Golar Partners for repayment of the loans advanced in February and May 2020;
•$10.1 million of dividends received from Golar Partners; and
•$7.1 million proceeds from Keppel's subscription of 30% of the equity interest in Gimi MS.

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Net cash used in investing activities of $62.7 million for the nine months ended September 30, 2019 arose mainly due to the addition of:

•$145.4 million to asset under development relating to payments made in respect of the conversion of the Gimi into a FLNG;
•additions of $17.3 million due to capital expenditures predominately in relation to the LNG Croatia, Golar Crystal, Golar Arctic, Golar Snow, Golar Kelvin and Golar Ice; and
•$17.3 million to our investments in Hygo and Avenir.

This was partially offset by the:

•$77.1 million proceeds from Keppel's subscription of 30% of the equity interest in Gimi MS;
•$27.4 million of dividends received from Golar Partners; and
•$9.7 million of cash consideration received from Golar Partners in respect of the remaining net purchase price less working capital adjustments in connection with the Hilli acquisition.

Net cash used in financing activities was $49.5 million for the nine months ended September 30, 2020 and arose principally due to:

•scheduled debt repayments of $419.4 million, which includes repayments made by our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein);
•prepayment of $70.0 million on the principal balance on the Margin Loan facility in March 2020. There was no comparable prepayment in 2019;
•payment of $59.3 million to settle the outstanding principal following the Golar Bear refinancing in June 2020;
•payment of $16.7 million to repurchase the shares and units underlying our equity swap in February 2020. There was no comparable payment in 2019;
•payment of dividends of $16.0 million in relation to Hilli LLC; and
•financing costs of $7.6 million predominately in relation to the Golar Viking and Gimi facilities.

This was partially offset by debt proceeds drawn down of:

•$95.0 million being the third draw down under the $700 million Gimi facility; and
•$444.3 million in relation to borrowings made by our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein).

Net cash used in financing activities was $87.7 million for the nine months ended September 30, 2019 and arose primarily due to:
•scheduled debt repayments of $420.0 million; and
•payment of dividends of $60.2 million.

This was partially offset by debt proceeds drawn down of:

•$100.0 million on the new Margin Loan facility;
•$150.0 million on the Term Loan facility; and
•$144.3 million in relation to our lessor VIE's (see note 9 "Variable Interest Entities" of our consolidated financial statements included herein)

Critical Accounting Policies and Estimates

The preparation of our financial statements in accordance with U.S. GAAP requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The following is a discussion of the accounting policies applied by us that we consider to involve a higher degree of judgment. See note 2 “Basis of preparation and significant accounting policies” of our 2019 Annual Report.

Impairment of equity method investments
15

Description: We assess our equity investments for impairment whenever factors indicate that the carrying value of the investment may not be recoverable. Where there are indicators that the fair value is below the carrying value of our investments, we will evaluate these for other-than-temporary impairment.

Judgments and estimates: The assessment of ‘other than temporary’ requires judgments regarding the severity and the duration of any decline in fair value before an impairment loss is recognized. Consideration is given to the length of time and the extent to which fair value is below carrying value, the financial condition and near-term prospects of our investee and our intent and ability to hold the investment until any anticipated recovery. The unit price of our equity investment in Golar Partners has not recovered from the impact of the COVID-19 outbreak in line with peer companies in the LNG sector and market sentiment towards the equity investment has declined from the first quarter of 2020, contributed by the change in strategy to cut dividend distributions to focus capital allocation on debt reduction. Although there has been no significant change to the underlying business model, we believe the above factors around recoverability and decline in market sentiment have resulted in this decline being other than temporary.

Effect if actual results differ from assumptions: Although we believe the underlying judgments supporting our impairment charge are reasonable, if the fair value of our equity investments subsequently recovers to the carrying value before impairment, we would not be able to reflect this increase as part of our investment in equity affiliates and reverse the impairment charge previously taken in our statement of operations.

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Non-GAAP Measures

Average Daily Time Charter Equivalent

Non-GAAP measure	Closest equivalent US GAAP measure	Adjustments to reconcile to primary financial statements prepared under US GAAP	Rationale for adjustments
Performance measures
Average daily TCE	Total Operating revenues	-Liquefaction services revenue -Vessel and other management fees -Voyage and commission expenses The above total is then divided by calendar days less scheduled off-hire days.	Measure of the average daily net revenue performance of a vessel.

Standard shipping industry performance measure used primarily to compare period-to-period changes in the vessel’s net revenue performance despite changes in the mix of charter types (i.e. spot charters, time charters and bareboat charters) under which the vessel may be employed between the periods.

Assists management in making decisions regarding the deployment and utilization of its fleet and in evaluating financial performance.

	Nine months ended September 30,
(in thousands of $ except number of days and average daily TCE)	2020	2019
Total operating revenues	319,953	309,702
Less: Liquefaction service revenue	(163,572)	(163,572)
Less: Vessel and other management fees	(15,227)	(15,939)
Time and voyage charter revenues (1)	141,154	130,191
Voyage and commission expenses (1)(2)	(6,842)	(36,070)
	134,312	94,121
Calendar days less scheduled off-hire days (3)	2,749	2,847
Average daily TCE (to the closest $100)	48,900	33,100
(1) This includes revenue and voyage, charterhire and commission expenses from the Cool Pool collaborative arrangement amounting to $23.4 million and $18.9 million, respectively, for the nine months ended September 30, 2019. See note 16 of our consolidated financial statements included herein.
(2) "Voyage and commission expenses" is derived from the caption "Voyage, charterhire and commission expenses" and "Voyage, charterhire and commission expenses - collaborative arrangement" less voyage and commission expenses in relation to the Hilli of $0.5 million for the nine months ended September 30, 2019.
(3) This excludes days when vessels are in cold lay-up, undergoing dry dock or undergoing conversion.
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Risk Factors

In addition to the other information set forth in this Report on Form 6-K, you should carefully consider the risk factors set forth below, as well as the risk factors set forth in our 2019 Annual Report on Form 20-F for the fiscal year ended December 31,2019, filed with the Securities and Exchange Commission on April 30, 2020 (the “2019 Annual Report”). Except as presented below, there have been no material changes from the risk factors disclosed in our 2019 Annual Report.

Risks Related to Our Operations

Outbreaks of epidemic and pandemic diseases and governmental response thereto could adversely affect our business

Our operations are subject to risks related to outbreaks of infectious diseases, including the ongoing COVID-19 pandemic, which has been spreading around the world since December 2019. Many countries worldwide, affected by the outbreak, declared national emergencies due to the outbreak. The COVID-19 outbreak has negatively affected economic conditions and energy prices have fallen significantly. The COVID-19 outbreak has also negatively affected the supply chain, the labor market, the demand for LNG and LNG shipping regionally as well as globally and may otherwise impact our operations and the operations of our customers and suppliers. Governments in affected countries have been imposing and may continue to impose travel bans, quarantines and other emergency public health measures. These measures, though temporary in nature, may continue and increase as countries attempt to contain the outbreak.

The extent of the COVID-19 outbreak’s effect on our operational and financial performance will depend on future developments, including the duration, spread and intensity of the outbreak, all of which are uncertain and difficult to predict considering the rapidly evolving landscape. However, to date our operations have been impacted in the following ways:

•crew changes have been cancelled and/or delayed due to port authorities denying disembarkation, a high potential of infection in countries where crew changes may otherwise have taken place, and the inability to repatriate crew members due to lack of international air transport or denial of re-entry by crew members’ home countries which may have closed their borders;
•the inability to complete scheduled engine overhauls, routine maintenance work, and management of equipment malfunctions;
•shortages or a lack of access to required spare parts for our vessels, and delays in repairs to, or scheduled or unscheduled maintenance or modifications or dry docking of, our vessels, as a result of a lack of berths available by shipyards from a shortage in labor of shipyards or contractors or due to other business disruptions;
•needing to find new, remote means to complete vessel inspections and related certifications by class societies, customers or government agencies –such remote inspections may fail to identify underlying conditions visible only through physical onboard inspections;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions, increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements; and
•receipt of a force majeure notice relating to the Gimi GTA Project; however in October 2020, we announced we have confirmed a revised project schedule with BP and notice has been given and received by us and BP that no FM Event (as defined in the LOA) is ongoing (refer to “Risks Related to the Gimi GTA Project” below for further information).

Given the recent fluidity of developments and the extensive response to the outbreak, we are continually receiving updated information and are constantly reassessing the impact of COVID-19 on our operations. Measures that we are taking in response to COVID-19 include:

•The timing of crew rotations remains dependent on the duration and severity of COVID-19 in countries from which our crews are sourced as well as any restrictions in place at ports in which our vessels call, however we are managing to make limited crew changes where possible;
•We have sought to financially support our seafarers while on shore leave (typically, in line with maritime standards and the Maritime Labour Convention, seafarers are not paid whilst on shore leave); we have ensured that all Golar crew members are paid some of their salaries whilst they are unable to board a vessel and work, to support them and their families through this challenging period;
•Restrictions in place at ports may lead to increased provisioning costs to obtain supplies;
•Arrangements to accept delivery of additional spare parts and critical supplies are made where possible in our supply chains;
•Planned engine overhaul and routine maintenance services have been cancelled where possible, and arrangement for remote servicing of equipment are being made wherever possible;
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•Non-critical boardings are being cancelled, current visits are being limited to vettings inspectors, pilots and port officials where allowed, and procedures have been implemented on board to limit the risk of human-to-human transmission from visiting personnel;
•More extensive use of remote ship visits by our management and support functions;
•Our global offices are monitoring applicable local legislation and social distancing guidelines to minimize the opportunity for human-to-human transmission, IT systems and network capacity have proven to be robust, and no interruption to business support functions and no implications on financial reporting systems or internal controls over financial reporting have been identified;
•We provide mental health support for our seafarers and global workforce through membership in organizations providing hotline support and introducing a forum for virtual sharing and collaboration on mental health concerns; and
•We are permitting flexible working arrangements for our people and non-critical projects have been postponed.

Potential worker shortages due to the COVID-19 outbreak and travel and social distancing restrictions imposed by governments or corporate policies could impose constraints on our ability to comply with deadlines and requirements set forth in environmental laws and regulations to which our operations are subject, including inspection, monitoring, reporting, certification, and training requirements. Although some environmental authorities have indicated they may exercise enforcement discretion with respect to non-compliance with routine obligations caused by COVID-19, there can be no assurance that enforcement discretion will be exercised in the event we are unable to comply with environmental laws and regulations. For a discussion of environmental laws and regulations affecting our business and operations, please see “Item 4. Information on the Company – B. Business Overview – Environmental and Other Regulations” in our 2019 Annual Report.

Trading prices of our shares have declined significantly during 2019 and 2020 and may continue to decline in future periods, due in part to the impact of COVID-19. Failure to control the continued spread of COVID-19 could significantly impact economic activity and demand for our vessels, which could further negatively affect our vessel values, our business, our ability to refinance our debt, financial condition, results of operations, cash flows, liquidity and cash available for distribution and could result in further declines in our share price.

Risks Related to the Gimi GTA Project
Delays and costs associated with renegotiation of our conversion contracts and capital expenditure commitments with Keppel as a result of BP’s force majeure claim could adversely affect our earnings, cash flows and financial condition.

We have entered into construction contracts with Keppel and Black & Veatch for Gimi’s conversion into a FLNG and the conversion has been underway in Keppel’s shipyard in Singapore since early 2019. In April 2020, we announced that we had received written notification of a force majeure claim from BP under the LOA relating to the Gimi GTA Project. The notice received from BP claimed that due to the recent outbreak of COVID-19 around the globe, it was unable to be ready to receive the Gimi on the 2022 target connection date, with an expected delay in the order of 12 months. A force majeure claim has also been received from the conversion shipyard. The $700 million facility agreement that we entered into in October 2019 to finance the conversion and operation of the Gimi was expected to be drawn down in line with our contractual capital expenditure requirements. Changes to the overall Gimi project budget are currently expected to be minimal. In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. The revised project schedule will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Notice has been given and received by us and BP that no FM Event is ongoing. The terms of the LOA are unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project and we have commenced the approval process to reflect these changes in the respective agreements. If we are unable to reach an agreement with the lending banks to adjust the related financing schedule, subsequent repayment of the facility may be adversely impacted by the delayed cash inflows resulting from the delayed vessel delivery and related commencement of operations. Our inability to successfully adjust the financing schedule with the lending banks under the $700 million facility agreement could have an adverse effect on our cash flows and financial condition, or could result in delays in the completion of the Gimi GTA Project.

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Risks Related to Other Projects

We cannot guarantee that the commissioning of the LNG Croatia and the accompanying agreement with LNG Hrvatska will be completed on time.

We previously entered into an agreement with LNG Hrvatska to convert the LNG Croatia into a FSRU, sell the converted vessel, and then operate and maintain the FSRU for a minimum of ten years. We received a Final Notice to Proceed with the conversion in April 2019 and entered into a new facility agreement relating to the LNG Croatia conversion in January 2020 before the vessel’s entry to a shipyard in China to begin the conversion. All construction work has been completed and she has loaded commissioning cargo in Europe and will be delivered to our customer to complete commissioning work prior to acceptance of the vessel by LNG Hrvatska on or about December 31, 2020.

Vessel conversions are subject to the risk of delay or default by the shipyards and sub-contractors caused by, among other things, unforeseen quality or engineering problems, work stoppages or other labor disturbances at the shipyards, bankruptcy of or other financial crisis involving the shipyards, weather interference, unanticipated cost increases, delays in receipt of necessary equipment, political, social or economic disturbances, inability to finance the construction of the vessel and inability to obtain the requisite permits or approvals. There is a risk of further delays in the testing, commissioning and delivery of the LNG Croatia, including as a result of the ongoing global outbreak of COVID-19 which has hindered and may further hinder the completion of certain testing and commissioning work in shipyards and services performed by sub-contractors. In accordance with industry practice, in the event the shipyard is unable or unwilling to deliver the vessel, our remedies may be limited. Should we be unable to meet our obligations under the agreement on time or at all, we could be obligated to pay damages to LNG Hrvatska which could have a negative impact on our earnings and cash flow and could make it difficult to induce counterparties to contract with us for FSRU conversions in the future.

Additionally, in 2019 we incurred an impairment loss of $34.3 million in connection with the LNG Croatia. If its conversion and subsequent sale and delivery to LNG Hrvatska are not completed in a timely manner, we may need to recognize additional impairments on the vessel.

We have a substantial equity investment in Hygo that is subject to the risks related to Hygo’s operations and business.

We have a substantial equity investment in Hygo. In addition to the value of our investment, we expect to receive cash distributions from Hygo and management fee income from the provision of services to Hygo under a management and administrative services agreement for the vessels in Hygo’s fleet. The value of our investment, the income generated from our investment and the management fee income are subject to a variety of risks, including the risks related to Hygo’s business. In turn, Hygo’s business is subject to a variety of risks, including, among others, any inability of Stonepeak and us to successfully work together in the shared management of Hygo, any inability of Hygo to identify and enter into appropriate projects, any inability of Hygo to obtain sufficient financing for any project it identifies, any failure of upstream and downstream LNG producing projects connected with Hygo’s activities, and other industry, regulatory, economic and political risks similar in nature to the risks faced by us.

Hygo has a 50% interest in CELSE which was formed for the purpose of constructing and operating the Sergipe Power Plant, which commenced operations in March 2020.

Although Hygo has been awarded a 25 year power purchase agreement for the construction of a 605MW thermal power station in Barcarena, Brazil, there is no assurance that the power plant in Barcarena will be successful in obtaining a FID. Further, while Hygo has one terminal that has commenced commercial operations, its other planned terminals are in various stages of construction, permitting, commissioning and contracting customers. There can be no assurance that these planned terminals will commence operations timely or at all.

Constructing and operating a power plant is subject to certain risks that include unscheduled plant outages, equipment failure (such as the recent damage to one of Sergipe Power Plant’s transformers which will temporarily impact the total megawatts that it is able to generate until a replacement transformer is installed as described in “Recent and Other Developments – Hygo Developments – Sergipe Power Plant's Transformer”), labor disputes, disruptions in fuel supply, ability to purchase or receive physical delivery of natural gas or LNG in sufficient quantities and/or at economically attractive prices to supply the power plant and satisfy its delivery obligations, inability to comply with regulatory or permit requirements, natural disasters or terrorist acts, cyber-attacks or other similar occurrences, and inherent risks which may occur as a result of inadequate internal processes, technological flaws, human error or actions of third parties or other external events. The ongoing global outbreak of COVID-19 may result in disruption to the Sergipe Power Plant’s supply chain, work stoppages or other labor disturbances.

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The control and management of these risks depend upon adequate development and training of personnel and on the existence of operational procedures, preventative maintenance plans and specific programs supported by quality control systems which reduce, but do not eliminate, the possibility of the occurrence and impact of these risks. The hazards described above, along with other safety hazards associated with our operations, can cause significant personal injury or loss of life, severe damage to and destruction of property, plant and equipment, contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in Hygo, through its ownership interest in the power plant, being named as a defendant in lawsuits asserting claims for substantial damages, environmental cleanup costs, personal injury and fines and/or penalties.

Also, exchange rate fluctuations between the U.S. Dollar and the Brazilian Real could have an adverse impact on the results of operations of Hygo with respect to its investments in Brazil, including its investments in the power plants. The principal currency for revenue and operating expenses is Brazilian Real and the exposure to foreign currency could lead to fluctuations in Hygo’s net income and net revenue due to changes in the value of the U.S. Dollar relative to the Brazilian Real.

The value of our investment in Hygo could be materially and adversely affected by the materialization of any of these risks.

If Hygo fails to complete an IPO of its common shares by July 2021, it could have a material adverse effect on Hygo’s financial condition and the value of our investment in Hygo.

Hygo’s bye-laws and the Investment and Shareholders Agreement entered into between Hygo, Golar and Stonepeak, give Stonepeak certain rights upon a failure to complete an IPO of Hygo’s common shares within a specified time. If Hygo fails to complete an IPO of its common shares by July 2021, at Stonepeak’s option either Hygo will be required to convert Stonepeak’s 20 million preference shares to ordinary shares at a rate of 1.00 common shares to 1.20 preference shares, or alternatively Stonepeak can hold its preference shares and the dividend on the preference shares will increase to 11.5% and Stonepeak will be entitled to receive surplus distributable cash until Stonepeak has received a total of $200.0 million in preferential dividends and other special distributions.

Hygo’s failure to complete an IPO by July 2021, could have a material adverse effect on Hygo’s financial condition and a material adverse effect on the value of our investment in Hygo.

Our business and financial condition, as well as the value of our investment in Hygo, could be materially and adversely affected by allegations against Hygo’s former chief executive officer.

In September 2020, Hygo became aware that Brazilian government officials were investigating allegations against its former chief executive officer, Eduardo Antonello, including allegations of improper payments made in Brazil to foreign government officials during his employment at Seadrill in 2011. In October 2020, Mr. Antonello stepped down as Hygo’s chief executive officer to address the allegations against him, which he denies and maintains that he has not committed any wrong doing. Brazil’s investigation is ongoing and Hygo will monitor the results. While Hygo has conducted its own internal investigation without evidence of malfeasance, Hygo cannot predict when Brazil’s investigation will be completed or the results of such investigation, including whether any litigation will arise and the extent of the impact on its business. Publicity or other events associating Hygo with Mr. Antonello or the investigation, regardless of their foundation or accuracy, could adversely affect Hygo’s reputation and its ability to conduct its business in Brazil and other jurisdictions.

These allegations could adversely affect us in many ways, regardless of their veracity. If the allegations implicating Mr. Antonello are proved to be true, it could materially, adversely and permanently affect the value of our investment in Hygo, which in turn could harm our business, financial condition and results of operation, in addition to causing us to suffer reputational harm by former association to Mr. Antonello through our affiliation with Hygo.

Risks Related to the Financing of our Business

We are highly leveraged and subject to restrictions in our financing agreements that impose constraints on our operating and financing flexibility.

We have significant indebtedness outstanding under our several outstanding loans and may incur additional debt in the future. We may need to refinance some or all of our existing indebtedness, including our convertible notes and loan facilities, and additional indebtedness that we may incur in the future to, among other things, acquire additional vessels. We cannot assure you that we will be able to do so on terms acceptable to us or at all. If we cannot refinance our indebtedness or incur additional debt in the future, we will have to dedicate some or all of our cash flows, and we may be required to sell some of our assets or raise
21

capital in the public markets, to pay the principal and interest on our indebtedness and to fund our working capital and other liquidity requirements. In addition, we may not be able to pay dividends to our shareholders in the future and grow our fleet as planned. Our inability to fund our obligations may lead to an event of default under our financing agreements.

Our debt service obligations require us to dedicate a substantial portion of our cash flows from operations to payments on indebtedness and could limit our ability to obtain additional financing, make capital expenditures and acquisitions, and fund our other general corporate activities in the future. These obligations may also limit our flexibility in planning for, or reacting to, changes in our business and the shipping industry or detract from our ability to successfully withstand a downturn in our business or the economy generally. This may place us at a competitive disadvantage to other less leveraged competitors.

Our financing agreements are secured by our vessels and contain operating and financial restrictions and other covenants that may restrict our business, financing activities and ability to make cash distributions to our shareholders. In addition, because of the presence of cross-default provisions in certain of our, Golar Partners’ and Hygo's financing agreements that cover both us, Golar Partners and Hygo, a default by us, Golar Partners or Hygo could lead to multiple defaults in our agreements.

Our obligations under our financing arrangements are secured by certain of our vessels and guaranteed by our subsidiaries holding the interests in our vessels. Our loan agreements impose, and future financial obligations may impose, operating and financial restrictions on us. These restrictions may require the consent of our lenders, or may prevent or otherwise limit our ability to, among other things:

•merge into, or consolidate with, any other entity or sell, or otherwise dispose of, all or substantially all of our assets;
•make or pay dividends or other distributions;
•incur additional indebtedness, guarantees and liens;
•incur or make any capital expenditures;
•materially amend, or terminate, any of our current charter contracts or management agreements; or
•charter our vessels.

Due to these restrictions, we may need to seek permission from our lenders in order to engage in some corporate actions. Our lenders’ interests may differ from ours and we cannot guarantee that we will be able to obtain our lenders’ permission when needed. This may prevent us from taking actions that are in our best interests.

Our loan agreements and lease financing arrangements also require us to maintain specific financial levels and ratios, including minimum amounts of available cash, minimum ratios of current assets to current liabilities (excluding current portion of long-term debt), minimum levels of stockholders’ equity and maximum loan amounts to value, which are tested quarterly. If we were to fail to maintain these levels and ratios without obtaining a waiver of covenant compliance or modification to our covenants, we would be in default of our loans and lease financing agreements, which, unless waived by our lenders, could provide our lenders with the right to require us to increase the minimum value held by us under our equity and liquidity covenants, increase our interest payments, pay down our indebtedness to a level where we are in compliance with our loan covenants, sell vessels in our fleet or reclassify our indebtedness as current liabilities and could allow our lenders to accelerate our indebtedness and foreclose their liens on our vessels, which could result in the loss of our vessels. If our indebtedness is accelerated, we may not be able to refinance our debt or obtain additional financing, which would impair our ability to continue to conduct our business.

Events beyond our control, including changes in the economic and business conditions in the shipping industry in which we operate, interest rate developments, changes in the funding costs of our banks, changes in vessel earnings and asset valuations and outbreaks of epidemic and pandemic of diseases, such as the recent outbreak of COVID-19, may affect our ability to comply with these covenants. We cannot provide any assurance that we will continue to meet these ratios or satisfy our financial or other covenants or that our lenders will waive any failure to do so.

Moreover, in connection with any waivers and/or amendments to our loan and lease agreements, our lenders may impose additional operating and financial restrictions on us and/or modify the terms of our existing loan and lease agreements.

Because of the presence of cross-default provisions in certain of our, Hygo’s and Golar Partners’ loan and lease agreements that covers us, Hygo and Golar Partners, a default by us, Hygo or Golar Partners under a loan or lease agreement or other financing arrangement and the refusal of any one lender, lessor or applicable counterparty to grant or extend a waiver could result in the acceleration of our indebtedness under our other loan and lease agreements even if our, Hygo or Golar Partners’ other lenders or lessors have waived covenant defaults under the respective agreements. A cross-default provision means that if we, Hygo or Golar Partners default on one loan or lease, we would then default on our other loans containing a cross-default provision.

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Although we have received a commitment from Citibank to provide a Corporate Revolving Credit Facility, we cannot guarantee that such contemplated Corporate Revolving Credit Facility will be completed in a timely manner or at all.

We have received a commitment from our existing lender, Citibank, to provide a Corporate Revolving Credit Facility as described in “Recent and Other Developments.” However, Citibank’s commitment is subject to contingencies and there can be no assurance that such Corporate Revolving Credit Facility will be finalized in a timely manner or at all.

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GOLAR LNG LIMITED
INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF LOSS

(in thousands of $, except per share data)		Nine months ended September 30,
	Notes	2020	2019
Time and voyage charter revenues	8	141,154	106,832
Time charter revenues - collaborative arrangement	4, 16	—	23,359
Liquefaction services revenue	5	163,572	163,572
Vessel and other management fees	5	15,227	15,939
Total operating revenues	4, 16	319,953	309,702

Vessel operating expenses		(82,709)	(90,463)
Voyage, charterhire and commission expenses	16	(6,842)	(17,597)
Voyage, charterhire and commission expenses - collaborative arrangement	4, 16	—	(18,933)
Administrative expenses		(26,724)	(40,337)
Project development expenses		(6,104)	(1,957)
Depreciation and amortization		(81,097)	(84,712)
Impairment of long-term assets	4	—	(41,597)
Total operating expenses		(203,476)	(295,596)

Other operating (loss)/income
Realized and unrealized (loss)/gain on oil derivative instrument	2	(36,861)	(31,441)
Other operating gains		532	9,098
Total other operating (loss)/income		(36,329)	(22,343)

Operating income/(loss)		80,148	(8,237)

Financial income/(expenses)
Interest income	16	1,432	9,146
Interest expense		(54,137)	(77,096)
Losses on derivative instruments	7	(54,543)	(38,037)
Other financial items, net	7, 16	1,986	(4,317)
Net financial expenses		(105,262)	(110,304)

Loss before taxes and equity in net losses of affiliates		(25,114)	(118,541)
Income taxes		(598)	(655)
Equity in net losses of affiliates	12	(180,860)	(47,630)

Net loss		(206,572)	(166,826)
Net income attributable to non-controlling interests		(75,111)	(69,898)
Net loss attributable to stockholders of Golar LNG Limited		(281,683)	(236,724)
Basic and dilutive loss per share ($)	6	(2.95)	(2.35)

Cash dividends declared and paid per share ($)		$—	$—

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of $)		Nine months ended September 30,
	Notes	2020	2019

Net loss		(206,572)	(166,826)

Other comprehensive (loss)/income:
Gain/(loss) associated with pensions, net of tax		156	(174)
Share of affiliates comprehensive loss (1)		(22,289)	(6,450)
Other comprehensive loss		(22,133)	(6,624)
Comprehensive loss		(228,705)	(173,450)

Comprehensive (loss)/income attributable to:

Stockholders of Golar LNG Limited		(303,816)	(243,348)
Non-controlling interests		75,111	69,898
Comprehensive loss		(228,705)	(173,450)
(1) No tax impact for the nine months ended September 30, 2020 and 2019.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONSOLIDATED BALANCE SHEETS

		2020	2019
(in thousands of $)	Notes	September 30,	December 31
		Unaudited	Audited
ASSETS
Current
Cash and cash equivalents		76,696	222,123
Restricted cash and short-term deposits	10	100,748	111,545
Trade accounts receivable		18,453	25,470
Inventories		4,423	1,228
Other current assets		9,646	9,280
Amounts due from related parties	16	6,493	1,743
Total current assets		216,459	371,389
Non-current
Restricted cash	10	61,451	76,744
Investments in affiliates	12	303,629	508,805
Assets under development	11	763,507	434,248
Vessels and equipment, net		3,006,800	3,160,549
Other non-current assets	13	34,092	80,409
Total assets		4,385,938	4,632,144

LIABILITIES AND STOCKHOLDERS' EQUITY
Current
Current portion of long-term debt and short-term debt	14	(1,215,377)	(1,241,108)
Trade accounts payable		(23,911)	(13,930)
Accrued expenses		(85,906)	(81,040)
Other current liabilities	15	(94,918)	(96,081)
Amounts due to related parties	16	(3,926)	(11,790)
Total current liabilities		(1,424,038)	(1,443,949)
Non-current
Long-term debt	14	(1,326,396)	(1,294,719)
Other non-current liabilities		(134,972)	(142,650)
Total liabilities		(2,885,406)	(2,881,318)

Equity
Stockholders' equity		(1,182,046)	(1,498,261)
Non-controlling interests		(318,486)	(252,565)

Total liabilities and stockholders' equity		(4,385,938)	(4,632,144)
The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED UNAUDITED CONSOLIDATED STATEMENTS OF CASHFLOWS
		Nine months ended September 30,
(in thousands of $)	Notes	2020	2019

OPERATING ACTIVITIES
Net loss		(206,572)	(166,826)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization		81,097	84,712
Impairment of non-current assets		—	7,347
Impairment of long-lived assets		—	34,250
Amortization of deferred charges and debt guarantees		3,037	4,528
Equity in net losses of affiliates	12	180,860	47,630
Dividends received		—	202
Drydocking expenditure		(8,400)	(15,962)
Compensation cost related to employee stock awards		4,251	7,127
Net foreign exchange losses		613	1,089
Change in fair value of derivative instruments		50,903	43,735
Change in fair value of oil derivative instrument	2	39,400	43,420
Change in assets and liabilities:
Trade accounts receivable		7,017	47,066
Inventories		(3,195)	1,416
Other current and non-current assets		(16,713)	(13,185)
Amounts due to/from related companies		(1,303)	(4,025)
Trade accounts payable		2,542	(1,263)
Accrued expenses		6,013	(48,116)
Other current and non-current liabilities		(53,151)	(1,594)
Net cash provided by operating activities		86,399	71,551

INVESTING ACTIVITIES
Additions to vessels and equipment		(3,696)	(17,333)
Additions to assets under development		(211,167)	(145,358)
Additions to investments in affiliates		(10,726)	(17,269)
Dividends received		10,124	27,410
Short-term loan advanced to related parties	16	(40,000)	—
Proceeds from repayment of short-term loan advanced to related parties	16	40,000	—
Proceeds from disposals to Golar Partners		—	9,652
Proceeds from subscription of equity interest in Gimi MS Corporation		7,098	77,086
Proceeds from disposal of fixed assets		—	3,160
Net cash used in investing activities		(208,367)	(62,652)

FINANCING ACTIVITIES
Proceeds from short-term and long-term debt		539,307	394,278
Repayments of short-term and long-term debt		(548,623)	(420,040)
Cash dividends paid		(16,020)	(60,185)
Financing costs paid		(7,563)	(1,784)
Purchase of treasury shares		(16,650)	—
Net cash used in financing activities		(49,549)	(87,731)
Net decrease in cash, cash equivalents and restricted cash		(171,517)	(78,832)
Cash, cash equivalents and restricted cash at beginning of period		410,412	704,261
Cash, cash equivalents and restricted cash at end of period		238,895	625,429

Supplemental note to the consolidated statements of cash flows

The following table identifies the balance sheet line-items included in cash, cash equivalents and restricted cash presented in the consolidated statements of cash flows:

(in thousands of $)	September 30, 2020	December 31, 2019	September 30, 2019	December 31, 2018
Cash and cash equivalents	76,696	222,123	250,153	217,835
Restricted cash and short-term deposits	100,748	111,545	222,612	332,033
Restricted cash (non-current portion)	61,451	76,744	152,664	154,393
	238,895	410,412	625,429	704,261

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- controlling Interest	Non-Controlling Interest	Total Equity
Balance at December 31, 2018	101,303	(20,483)	1,857,196	200,000	(28,512)	(364,379)	1,745,125	80,666	1,825,791

Net (loss) income	—	—	—	—	—	(236,724)	(236,724)	69,898	(166,826)
Dividends	—	—	—	—	—	(28,810)	(28,810)	(15,707)	(44,517)
Employee stock compensation	—	—	7,601	—	—	—	7,601	—	7,601
Forfeiture of employee stock compensation	—	—	(473)	—	—	—	(473)	—	(473)
Proceeds from subscription of equity interest in Gimi MS Corporation	—	—	9,989	—	—	—	9,989	67,097	77,086
Other comprehensive loss	—	—	—	—	(6,624)	—	(6,624)	—	(6,624)

Balance at September 30, 2019	101,303	(20,483)	1,874,313	200,000	(35,136)	(629,913)	1,490,084	201,954	1,692,038

(in thousands of $)	Share Capital	Treasury Shares	Additional Paid-in Capital	Contributed Surplus (1)	Accumulated Other Comprehensive Loss (2)	Accumulated Retained Losses	Total before Non- controlling Interests	Non-controlling Interests	Total Equity
Balance at December 31, 2019	101,303	(39,098)	1,876,067	200,000	(34,866)	(605,145)	1,498,261	252,565	1,750,826

Net (loss)/ income	—	—	—	—	—	(281,683)	(281,683)	75,111	(206,572)
Dividends	—	—	—	—	—	—	—	(16,288)	(16,288)
Employee stock compensation	73	—	4,354	—	—	—	4,427	—	4,427
Forfeiture of employee stock compensation	—	—	(176)	—	—	—	(176)	—	(176)
Repurchase and cancellation of treasury shares (note 15)	(3,500)	39,098	—	—	—	(52,248)	(16,650)	—	(16,650)
Proceeds from subscription of equity interest in Gimi MS Corporation (note 9)	—	—	—	—	—	—	—	7,098	7,098
Other comprehensive income (note 12)	—	—	—	—	(22,133)	—	(22,133)	—	(22,133)

Balance at September 30, 2020	97,876	—	1,880,245	200,000	(56,999)	(939,076)	1,182,046	318,486	1,500,532
(1) Contributed Surplus is 'capital' that can be returned to shareholders without the need to reduce share capital, thereby giving us greater flexibility when it comes to declaring dividends.
(2) As at September 30, 2020, and 2019, our accumulated other comprehensive loss consisted of a gain of $0.2 million and loss of $0.2 million of pension and post retirement benefit plan adjustments and $22.3 million loss and $6.5 million loss of our share of affiliates comprehensive loss, respectively.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

GOLAR LNG LIMITED
CONDENSED NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

1.    GENERAL

Golar LNG Limited (the "Company" or "Golar") was incorporated in Hamilton, Bermuda on May 10, 2001 for the purpose of acquiring the liquefied natural gas ("LNG") shipping interests of Osprey Maritime Limited, which was owned by World Shipholding Limited.

As of September 30, 2020, our fleet comprises of ten LNG carriers, two Floating Storage Regasification Units ("FSRUs") (including one vessel under conversion to a FSRU) and two Floating Liquefaction Natural Gas vessels ("FLNGs") (including one vessel under conversion to a FLNG). We also operate, under management agreements, Golar LNG Partners LP's ("Golar Partners" or the "Partnership") fleet of ten vessels and Hygo Energy Transition Ltd's ("Hygo") fleet of three vessels. Collectively with Golar Partners and Hygo, our combined fleet is comprised of sixteen LNG carriers, nine FSRUs (including one vessel under conversion to a FSRU) and two FLNGs (including one vessel under conversion to a FLNG).

We are listed on the Nasdaq stock exchange under the symbol: GLNG.

As used herein and unless otherwise required by the context, the terms "Golar", the "Company", "we", "our" and words of similar import refer to Golar or any one or more of its consolidated subsidiaries, or to all such entities.

Going concern

The consolidated financial statements have been prepared on a going concern basis.

To address our anticipated capital expenditures, scheduled repayments of long and short-term debts, debt facilities’ written put options, financing costs and working capital requirements over the next 12 months, we are in ongoing discussions with various financial institutions. The main items maturing that management considered from a liquidity standpoint were:

•The refinancing of the $150 million Term Loan facility due in December 2020;
•The refinancing of the $30 million Margin Loan facility due in December 2020;
•The extension of the Tundra facility's put option due to expire in June 2021; and
•Our ability to refinance assets, including our LNG carriers, to capitalize on existing low leverage ratios.

To address the refinancing of the $150 million Term Loan and $30 million Margin Loan facilities in December 2020, we have agreed to credit-approved terms for a new $100 million corporate revolving credit facility and are in advanced discussions with other financiers to fund the balance.

While we believe it is probable that we will be able to obtain the necessary funds and have a track record of successfully refinancing our existing debt requirements and sourcing new funding, primarily as a result of the strong fundamentals in relation to our assets (including contracted cash flows and existing leverage ratios), we cannot be certain that these will be executed in time or at all. Global financial markets and economic conditions have been and continue to be volatile, particularly with the COVID-19 pandemic. In this context, we continue to have productive discussions with financiers, and believe that these developments are not likely to have a material adverse effect on our ability to refinance existing facilities and access new funding sources.

Further, if market and economic conditions were to be favorable, we may also consider in conjunction with the refinancing of existing loans, further issuances of corporate debt or equity to increase liquidity to meet maturing obligations. To this aim, sources of funding for our medium and long-term obligations are continually reviewed by management and include a combination of new loans, refinancing of existing arrangements, public and private debt or equity offerings, and potential asset sales.

Accordingly, we believe that based on our plans, as outlined above, we will have sufficient resources to satisfy our obligations in the ordinary course of business for least the next 12 months as of November 30, 2020. To gauge our liquidity headroom, we have performed stress testing with respect to forecasted cash positions under various scenarios, which include using assumptions such as significantly reduced revenue contributions from our fleet for uncontracted periods without commensurate reduction in operating costs, and accordingly are confident in our ability to meet our obligations when falling due.

2.    ACCOUNTING POLICIES

Basis of accounting

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The consolidated financial statements do not include all of the disclosures required under U.S. GAAP in the annual consolidated financial statements, and should be read in conjunction with our audited annual financial statements for the year ended December 31, 2019, which are included in our annual report on Form 20-F for the fiscal year ended December 31, 2019, filed with the Securities and Exchange Commission on April 30, 2020 (the “Annual Report”).

Significant accounting policies

The accounting policies adopted in the preparation of the consolidated financial statements for the nine months ended September 30, 2020 are consistent with those followed in the preparation of our audited consolidated financial statements for the year ended December 31, 2019, except for those added and updated below as a result of adopting the requirements of ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments (Topic 326). The impact of these changes in accounting policies on the consolidated financial statements is disclosed in note 3.

Allowance for credit losses

Financial assets recorded at amortized cost and off-balance sheet credit exposures not accounted for as insurance (including financial guarantees) reflect an allowance for current expected credit losses ("credit losses") over the lifetime of the instrument. The allowance for credit losses reflects a deduction to the net amount expected to be collected on the financial asset. Amounts are written off against the allowance when management believes the un-collectability of a balance is confirmed or certain. Expected recoveries will not exceed the amounts previously written-off or current credit loss allowance by financial asset category. We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. We have elected to calculate expected credit losses on the combined balance of both the amortized cost and accrued interest from the unpaid principal balance. Specific calculation of our credit allowances is included in the respective accounting policies included herein; all other financial assets are assessed on an individual basis calculated using the method we consider most appropriate for each asset.

Trade accounts receivables

Trade receivables are presented net of allowances of expected credit losses. At each balance sheet date, all potentially uncollectible accounts are assessed individually for the purpose of determining the appropriate allowance for expected credit loss. The expected credit loss allowance is calculated using a loss rate applied against an aging matrix, with assets pooled based on the segment that generated the underlying revenue (vessel operations and FLNG), which reflects similar credit risk characteristics. Our trade receivables have short maturities so we have considered that forecasted changes to economic conditions will have an insignificant effect on the estimate of the allowance, except in extraordinary circumstances.

Related parties

Parties are related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also related if they are subject to common control or significant influence. Amounts are presented net of allowances for credit losses, which are calculated using a loss rate applied against an aging matrix.

Cash and cash equivalents

We consider all demand and time deposits and highly liquid investments with original maturities of three months or less to be equivalent to cash. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Restricted cash and short-term deposits

Restricted cash consists of bank deposits which may only be used to settle certain pre-arranged loans, bid bonds in respect of tenders for projects we have entered into, cash collateral required for certain swaps, and other claims which require us to restrict cash. Short-term deposits represent highly liquid deposits placed with financial institutions, primarily from our consolidated variable interest entities ("VIEs"), which are readily convertible into known amounts of cash with original maturities of less than 12 months. Amounts are presented net of allowances for credit losses, which are assessed based on consideration of whether the balances have short-term maturities and whether the counterparty has an investment grade credit rating, limiting any credit exposure.

Guarantees

Guarantees issued by us, excluding those that are guaranteeing our own performance, are recognized at fair value at the time that the guarantees are issued, or upon the deconsolidation of a subsidiary, and reported in "Other current liabilities" and "Other non-current liabilities". A liability is recognized for an amount corresponding to the fair value of the obligation undertaken in issuing the guarantee. If it becomes probable that we will have to perform under a guarantee, we will recognize an additional liability if (and when) the amount of the loss can be reasonably estimated. The recognition of fair value is not required for certain guarantees such as the parent's guarantee of a subsidiary's debt to a third party. For those guarantees excluded from the above guidance requiring recognition of the liability for its fair value, financial statements disclosures of such items are made. Financial guarantees are assessed for credit losses and any allowance is presented as a liability for off-balance sheet credit exposures where the balance exceeds the collateral provided over the remaining instrument life. The allowance is assessed at the individual guarantee level, calculated by multiplying the balance exposed on default by the probability of default and loss given default over the term of the guarantee.

Use of estimates

The preparation of financial statements in accordance with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires that management make estimates and assumptions affecting the reported amounts of assets and liabilities and disclosure of material contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In assessing the recoverability of our vessels’ carrying amounts, we make assumptions regarding estimated future cash flows, estimates in respect of residual value, charter rates, ship operating expenses and drydocking requirements.

During the period ended September 30, 2020, as a result of coronavirus ("COVID-19") and its impact on our operations, we considered whether indicators of impairment existed that could indicate that the carrying amounts of the vessels may not be recoverable as of September 30, 2020 and concluded that no such events or changes in circumstances had occurred to warrant a change in the assumptions utilized in the December 31, 2019 impairment tests of our vessels. We will continue to monitor developments in the markets in which we operate for indications that the carrying value of our vessels are not recoverable.

In relation to the oil derivative instrument, the fair value was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the Liquefaction Tolling Agreement ("LTA"). Significant inputs used in the valuation of the oil derivative instrument include management’s estimate of an appropriate discount rate and the length of time necessary to blend the long-term and short-term oil prices obtained from quoted prices in active markets. The changes in fair value of our oil derivative instrument are recognized in each period within "Realized and unrealized gain on oil derivative instrument" as part of the consolidated statement of loss.

The realized and unrealized (loss)/gain on oil derivative instrument is as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Realized gain on oil derivative instrument	2,539	11,979
Unrealized (loss)/gain on oil derivative instrument	(39,400)	(43,420)
	(36,861)	(31,441)

For further information on the nature of this derivative, refer to note 15. The unrealized gain results from movement in oil prices above a contractual floor price over the term of the LTA; whereas the realized gain results from monthly billings above the base tolling fee under the LTA.

3.    RECENTLY ISSUED ACCOUNTING STANDARDS

Adoption of new accounting standards

In June 2016, the Financial Accounting Standards Board (the “FASB”) issued ASU 2016-13 Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments, including ASU 2018-19, ASU 2019-04 and ASU 2019-11: Codification Improvements to Topic 326 ‘‘Financial Instruments-Credit Losses”. Topic 326 replaces the incurred loss impairment methodology with a requirement to recognize lifetime expected credit losses (measured over the contractual life of the instrument) immediately, based on information about past events, current conditions and forecasts of future economic conditions. This will reflect the net amount expected to be collected from the financial asset and is referred to as the current expected credit loss or "CECL" methodology, with measurement applicable to financial assets measured at amortized cost as well as off-balance sheet credit exposures not accounted for as insurance (including financial guarantees). Topic 326 also makes changes to the accounting for available-for-sale debt securities and purchased credit deteriorated financial assets, however, no such financial assets existed on date of adoption or in the reporting periods covered by these consolidated financial statements.

Using the modified retrospective method, reporting periods beginning after January 1, 2020 are presented under Topic 326 while comparative periods continue to be reported in accordance with previously applicable GAAP and have not been restated. The adoption of Topic 326 did not have a material impact on our consolidated financial statements.

In August 2018, the FASB issued ASU 2018-13 Fair Value Measurement (Topic 820): Disclosure Framework-Changes to the Disclosure Requirements for Fair Value Measurement. The amendments in this ASU remove some disclosure requirements relating to transfers between Level 1 and Level 2 of the fair value hierarchy and introduce new disclosure requirements for Level 3 measurements. We adopted the disclosure improvements prospectively on January 1, 2020, but this amendment has not had a material impact on our disclosure requirements as we have no Level 3 measurements.

In October 2018, the FASB issued ASU 2018-17 Consolidation (Topic 810) - Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU specify that for the purposes of determining whether a decision-making fee is a variable interest, a company is now required to consider indirect interests held through related parties under common control on a proportionate basis as opposed to as a direct investment. We are required to adopt the codification improvements retrospectively using a cumulative-effect method to retained earnings of the earliest period presented herein, but the amendment had no impact on historic consolidation assessments or retained earnings, as of January 1, 2020.

In March 2020, the FASB issued ASU 2020-03 Financial Instruments (Topic 825) - Codification Improvements. The amendments in this ASU propose seven clarifications to improve the understandability of existing guidance, including that fees between debtor and creditor and third-party costs directly related to exchanges or modifications of debt instruments include line-of-credit or revolving debt arrangements. We adopted the codification improvements that were effective on issuance from January 1, 2020 under the specified transition approach connected with each of the codification improvements. This amendment has not had a material impact on our consolidated financial statements or related disclosures, including retained earnings, as of January 1, 2020.

Accounting pronouncements that have been issued but not adopted

The following table provides a brief description of recent accounting standards that have been issued but not yet adopted:

Standard	Description	Date of Adoption	Effect on our Consolidated Financial Statements or Other Significant Matters
ASU 2018-14 Compensation-Retirement Benefits-Defined Benefit Plans-General (Subtopic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans.	Removes some disclosure requirements that are not expected to materially change Golar’s existing note. Introduces new disclosure requirements including an explanation of the reasons for significant gains and losses relating to changes in the projected benefit obligation.	January 1, 2021	No material impact on disclosure requirements.
ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes.	The amendment removes certain exceptions previously available and provides some additional calculation rules to help simplify the accounting for income taxes.	January 1, 2021	No impacts are expected as a result of the adoption of this ASU.
ASU 2020-04 Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting.
The amendments provide temporary optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The applicable expedients for us are in relation to modifications of contracts within the scope of Topics 310, Receivables, 470, Debt, and 842, Leases. This optional guidance may be applied prospectively from any date beginning March 12, 2020 and cannot be applied to modifications that occur after December 31, 2022.
		Under evaluation	Under evaluation
ASU 2020-06 Debt – Debt with Conversion and Other Options (Topic 470) and Derivatives and Hedging – Contracts in Entity’s Own Equity (Topic 815).
The amendments simplify the issuer’s accounting for convertible instruments and its application of the equity classification guidance. The new guidance eliminates some of the existing models for assessing convertible instruments, which results in more instruments being recognized as a single unit of account on the balance sheet and expands disclosure requirements. The new guidance simplifies the assessment of contracts in an entity’s own equity and existing EPS guidance in ASC 260.
		Under evaluation	Under evaluation

4.    SEGMENT INFORMATION

We own and operate LNG carriers, FLNGs and FSRUs and provide these services under time charters or tolling agreements of varying periods. Our reportable segments consist of the primary services each provides. Although our segments are generally influenced by the same economic factors, each represents a distinct product in the LNG industry. Segment results are evaluated based on net income. The accounting principles for the segments are the same as for our consolidated financial statements. "Project development expenses" are allocated to each segment based on the nature of the project. Indirect general and administrative expenses are allocated to each segment based on estimated use.

The split of the organization of the business into three reportable segments is based on differences in management structure and reporting, economic characteristics, customer base, asset class and contract structure. As of September 30, 2020, we operate in the following three reportable segments:

•Vessel operations – We operate and subsequently charter out vessels on fixed terms to customers. We also provide technical vessel management services for our fleet as well as the fleets of our affiliates, Golar Partners and Hygo.
•FLNG – We convert LNG carriers into FLNG vessels and subsequently charter them out to customers. We currently have one operational FLNG, the Hilli, and one vessel undergoing conversion into a FLNG, the Gimi (see note 11).
•Power – We have a 50/50 joint venture, Hygo, with private equity firm Stonepeak. Hygo offers integrated LNG based downstream solutions, through the ownership and operation of FSRUs and associated terminal and power generation infrastructure.

	Nine months ended September 30, 2020
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	156,381	163,572	—	—	319,953
Depreciation and amortization	(45,143)	(35,954)	—	—	(81,097)
Other operating expenses(2)	(80,400)	(41,979)	—	—	(122,379)
Other operating losses	532	(36,861)	—	—	(36,329)
Operating income	31,370	48,778	—	—	80,148

Inter segment operating income/(loss) (3)	482	—	—	(482)	—
Segment operating income/ (loss)	31,852	48,778	—	(482)	80,148

Equity in net losses of affiliates (note 12)	(142,856)	—	(38,004)	—	(180,860)

Balance Sheet:	September 30, 2020
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,323,067	1,872,857	196,882	(6,868)	4,385,938
Investment in affiliates (note 12)	106,747	—	196,882	—	303,629

	Nine months ended September 30, 2019
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Statement of Operations:
Total operating revenues	146,130	163,572	—	—	309,702
Depreciation and amortization	(48,617)	(36,095)	—	—	(84,712)
Other operating expenses	(128,950)	(40,337)	—	—	(169,287)
Impairment of long-term assets (4)(5)	(41,597)	—	—	—	(41,597)
Other operating gains/(losses)	12,060	(34,403)	—	—	(22,343)
Operating (loss)/income	(60,974)	52,737	—	—	(8,237)

Inter segment operating income/(loss) (3)	553	—	—	(553)	—
Segment operating (loss)/income	(60,421)	52,737	—	(553)	(8,237)

Equity in net losses of affiliates (note 12)	(29,495)	—	(18,135)	—	(47,630)

Balance Sheet:	December 31, 2019
(in thousands of $)	Vessel operations	FLNG	Power	Other (1)	Total
Total assets	2,583,209	1,793,628	261,693	(6,386)	4,632,144
Investment in affiliates (note 12)	247,112	—	261,693	—	508,805
(1) Eliminations required for consolidation purposes.

(2) Other operating expenses comprise of vessel operating expenses, voyage, charterhire and commission expenses administrative expenses and project development expenses. The reduction in administrative expenses is due to ongoing cost reduction measures and COVID-19 restrictions resulting in a decrease in corporate expenses, legal costs and employee related costs.
(3) Inter segment operating income/(loss) relates to management fee revenues and charter revenues between the segments.
(4) On March 29, 2019 we signed an agreement with LNG Hrvatska d.o.o. ("LNG Hrvatska") for the future sale of the LNG Croatia (formerly known as the Golar Viking) once converted into an FSRU, following the completion of its current charter lease term, which triggered an impairment indicator. The impairment loss of $34.3 million is recognized in operating costs for the write down of the LNG Croatia asset to its fair value. Fair value is based on average broker valuation at date of measurement and represents the exit price in the principal LNG carrier sales market.
(5) In May 2019, a major shareholder sold its shareholding which triggered a re-assessment of the carrying value of our investment in OLT-O. This resulted in an impairment charge of $7.3 million for the write down of the carrying value in our investment in OLT-O to its fair value.

5.    REVENUE

Contract assets arise when we render services in advance of receiving payment from our customers. Contract liabilities arise when the customer makes payments in advance of receiving the services. Changes in our contract balances during the period are as follows:

(in thousands of $)	Contract assets (1)	Contract liabilities (2)
Opening balance on January 1, 2020	18,656	(27,076)
Payments received for services billed	(17,735)	—
Services provided and billed in current period	168,602	—
Payments received for services billed in current period	(151,078)	—
Amortization of deferred commissioning period revenue	—	3,165
Closing balance on September 30, 2020	18,445	(23,911)
(1) Relates to management fee revenue and liquefaction services revenue, see a) and b) below.
(2) Relates to liquefaction services revenue, see b) below.

a) Management fee revenue:

By virtue of an agreement to offset intercompany balances entered into between us and our related parties, included within our total contract asset balances above are:

•$1.3 million in the balance sheet line item, "Amounts due from related parties" under current assets ($1.4 million at December 31, 2019), and
•$0.1 million in the balance sheet line item, "Amounts due to related parties" under current liabilities ($0.2 million at December 31, 2019).

Refer to note 16 for further details of our management fee revenue and contract terms.

b) Liquefaction services revenue:

	Nine months ended September 30,
(in thousands of $)	2020	2019
Base tolling fee (1)	153,376	153,376
Amortization of deferred commissioning period revenue billing (2)	3,165	3,165
Amortization of Day 1 gain (3)	7,463	7,463
Other	(432)	(432)
Total	163,572	163,572
(1) The LTA bills at a base rate in periods when the oil price is $60 or less per barrel (included in "Liquefaction services revenue" in the consolidated statements of loss), and at an increased rate when the oil price is greater than $60 per barrel (recognized as a derivative and included in "Realized and unrealized (loss)/gain on oil derivative instrument" in the consolidated statements of loss, excluded from revenue and from the transaction price).
(2) Customer billing during the commissioning period, prior to vessel acceptance and commencement of the contract term, of $33.8 million is considered an upfront payment for services. These amounts billed are deferred (included in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets) and recognized as part of "Liquefaction services revenue" in the consolidated statements of loss evenly over the contract term.
(3) The Day 1 gain was established when the oil derivative asset was initially recognized in December 2017 for $79.6 million (recognized in "Other current liabilities" and "Other non-current liabilities" in the consolidated balance sheets). This amount is amortized and recognized as part of "Liquefaction services revenue" in the consolidated statements of loss evenly over the contract term.

6.    LOSS PER SHARE

Basic loss per share ("EPS") is calculated with reference to the weighted average number of common shares outstanding during the period.

The components of the numerator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Net loss attributable to Golar LNG Limited stockholders - basic and diluted	(281,683)	(236,724)

The components of the denominator for the calculation of basic and diluted EPS are as follows:

(in thousands of $)	Nine months ended September 30,
	2020
Weighted average number of common shares outstanding	95,630	100,802

Loss per share are as follows:

	Nine months ended September 30,
	2020	2019
Basic and diluted	$(2.95)	$(2.35)

The effects of stock awards and convertible bonds have been excluded from the calculations of diluted EPS for the nine months ended September 30, 2020, and 2019, because the effects were anti-dilutive.

7.     OTHER FINANCIAL ITEMS, NET

(Losses)/gains on derivative instruments comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Mark-to-market adjustments for interest rate swaps	(44,169)	(16,714)
Mark-to-market adjustments for total return equity swaps	(5,051)	(30,552)
Interest (expense)/income on undesignated interest rate swaps	(3,640)	5,698
Mark-to-market adjustments for foreign exchange swaps	(1,683)	3,531
	(54,543)	(38,037)

Other financial items, net comprise of the following:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Amortization of debt guarantee	3,375	942
Financing arrangement fees and other costs	(611)	(4,375)
Foreign exchange losses on operations	(614)	(1,089)
Others	(164)	205
	1,986	(4,317)

8.	OPERATING LEASES

Rental income

The components of operating lease income were as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019 (2)
Operating lease income	140,586	56,961
Variable lease income (1)	568	6,539
Total operating lease income	141,154	63,500
(1) "Variable lease income" is excluded from lease payments that comprise the minimum contractual future revenues from non-cancellable operating leases.
(2) The vessels that were operating under a collaborative arrangement in the Cool Pool for the nine months ended September 30, 2019, were not considered as an operating lease as the Cool Pool was jointly controlled with GasLog, see note 16.

9.     VARIABLE INTEREST ENTITIES ("VIE")

9.1 Lessor VIEs

As of September 30, 2020, we leased ten (December 31, 2019: eight) vessels from VIEs as part of sale and leaseback agreements, of which four were with ICBC Finance Leasing Co. Ltd (“ICBCL”) entities, one with a China Merchants Bank Co. Ltd. (“CMBL”) entity, one with a CCB Financial Leasing Corporation Limited (“CCBFL”) entity, one with a COSCO Shipping entity, two with China State Shipbuilding Corporation (“CSSC”) entities and one with a AVIC International Leasing Company Limited (“AVIC”) entity. Each of the ICBCL, CMBL, CCBFL, COSCO Shipping, CSSC and AVIC entities are wholly-owned, newly formed special purpose vehicles (“Lessor SPVs”). In each of these transactions, we sold our vessel and then subsequently leased back the vessel on a bareboat charter for a term of one to ten years. We have options to repurchase each vessel at fixed predetermined amounts during their respective charter periods and an obligation to repurchase each vessel at the end of each vessel's respective lease period. Refer to note 5 to our consolidated financial statements filed with our Annual Report, for additional details.

While we do not hold any equity investments in the above Lessor SPVs, we have determined that we have a variable interest in these SPVs and that these lessor entities that own the vessels, are VIEs. Based on our evaluation of the agreements, we have concluded that we are the primary beneficiary of these VIEs and, accordingly, these lessor VIEs are consolidated into our financial results. We did not record any gains or losses from the sale of these vessels as they continued to be reported as vessels at their original costs in our consolidated financial statements at the time of each transaction. Similarly, the effect of the bareboat charter arrangement is eliminated upon consolidation of the Lessor SPV. The equity attributable to the respective lessor VIEs are included in non-controlling interests in our consolidated results. As of September 30, 2020 and December 31, 2019, the respective vessels are reported under “Vessels and equipment, net” or “Assets under development” in our consolidated balance sheets.

A summary of our payment obligations (excluding repurchase options and obligations) under the bareboat charters with the lessor VIEs as of September 30, 2020, are shown below:

(in thousands of $)	2020 (1)	2021	2022	2023	2024	2025+
Golar Glacier	4,310	17,100	17,100	17,100	12,884	—
Golar Kelvin	4,310	17,100	17,100	17,100	15,695	—
Golar Snow	4,310	17,100	17,100	17,100	15,695	—
Golar Ice	4,310	17,100	17,100	17,100	17,147	1,452
Golar Tundra (2)	4,498	17,604	17,051	16,498	15,953	12,863
Golar Seal	3,382	13,717	13,717	13,754	13,717	13,717
Golar Crystal (2)	2,451	9,804	9,840	9,866	9,901	22,335
Hilli (2)	25,489	100,180	97,187	94,194	91,273	275,722
LNG Croatia (2)	114,497	—	—	—	—	—
Golar Bear (2)	3,511	13,793	13,373	12,952	12,541	26,124
(1) For the three months ending December 31, 2020.
(2) The payment obligations relating to the Golar Tundra, Golar Crystal, Hilli, LNG Croatia and Golar Bear above includes variable rental payments due under the lease based on an assumed LIBOR plus margin.

The assets and liabilities of these lessor VIEs that most significantly impact our consolidated balance sheet as of September 30, 2020 and December 31, 2019, are as follows:

(in thousands of $)	Golar Glacier	Golar Kelvin	Golar Snow	Golar Ice	Golar Tundra	Golar Seal	Golar Crystal	Hilli	LNG Croatia	Golar Bear	September 30, 2020	December 31, 2019
Assets											Total	Total
Restricted cash and short-term deposits	9	1,461	1,461	9	—	13,804	5,074	28,608	6,033	5,279	61,738	34,947

Liabilities
Debt:
Current portion of long-term debt and short-term debt (1)	(114,875)	(134,322)	(115,408)	(88,107)	(10,293)	—	(8,092)	(431,465)	(115,225)	—	(1,017,787)	(963,005)
Long-term interest bearing debt - non-current portion (1)	—	—	—	—	(82,406)	(100,408)	(77,135)	(292,592)	—	(103,498)	(656,039)	(617,124)
	(114,875)	(134,322)	(115,408)	(88,107)	(92,699)	(100,408)	(85,227)	(724,057)	(115,225)	(103,498)	(1,673,826)	(1,580,129)
(1) Where applicable, these balances are net of deferred finance charges.

The most significant impact of the lessor VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Statement of income
Interest expense	27,752	51,445

Statement of cash flows
Net debt repayments	(352,046)	(294,413)
Net debt receipts	444,307	144,278

9.2    Golar Hilli LLC

Following the sale of common units in Golar Hilli LLC ("Hilli LLC"), we have retained sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Hilli. Accordingly, management has concluded that Hilli LLC is a VIE and that we are the primary beneficiary.

Summarized financial information of Hilli LLC

The assets and liabilities of Hilli LLC(1) that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2020	December 31, 2019
Balance sheet
Current assets	80,604	64,507
Non-current assets	1,223,490	1,300,605
Current liabilities	(473,195)	(496,029)
Non-current liabilities	(363,630)	(418,578)
(1) As Hilli LLC is the primary beneficiary of the Hilli Lessor VIE (see above) the Hilli LLC balances include the Hilli Lessor VIE.

The most significant impact of Hilli LLC VIE's operations on our unaudited consolidated statements of income, and unaudited consolidated statements of cash flows, are as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Statement of operations
Liquefaction services revenue	163,572	163,572
Realized and unrealized (loss)/gain on oil derivative instrument	(36,861)	(31,441)

Statement of cash flows
Net debt repayments	(281,972)	(204,447)
Net debt receipts	223,821	129,454

9.3    Gimi MS Corporation

Following the closing of the sale of 30% of the common units of Gimi MS Corporation ("Gimi MS") to First FLNG Holdings in April 2019, we have determined that (i) Gimi MS is a VIE, (ii) we are the primary beneficiary and retain sole control over the most significant activities and the greatest exposure to variability in residual returns and expected losses from the Gimi. Thus Gimi MS continues to be consolidated into our financial statements.

Summarized financial information of Gimi MS

The assets and liabilities of Gimi MS that most significantly impact our consolidated balance sheet are as follows:

(in thousands of $)	September 30, 2020	December 31, 2019
Balance sheet
Current assets	789	24,894
Non-current assets	598,678	434,248
Current liabilities	(73,536)	(9,697)
Non-current liabilities	(202,783)	(107,902)

The most significant impact of Gimi MS VIE's operations on our unaudited consolidated statements of cash flows, is as follows:

(in thousands of $)	Nine months ended September 30,
	2020	2019
Statement of cash flows
Additions to asset under development	142,397	145,358
Net debt receipts	95,000	—
Proceeds from subscription of equity interest	7,098	77,086

10.     RESTRICTED CASH AND SHORT-TERM DEPOSITS

Our restricted cash and short-term deposits balances are as follows:

(in thousands of $)	September 30, 2020	December 31, 2019
Restricted cash in relation to the Hilli	75,903	75,968
Restricted cash and short-term deposits held by lessor VIEs (see note 9)	61,738	34,947
Restricted cash relating to interest rate swaps (see note 15)	11,142	—
Restricted cash relating to the Margin Loan facility (see note 14)	7,848	10,000
Restricted cash relating to the $1.125 billion debt facility	4,837	10,975
Restricted cash relating to office lease	731	826
Restricted cash relating to the total return equity swap (see note 15)	—	55,573
Total restricted cash and short-term deposits	162,199	188,289
Less: Amounts included in current restricted cash and short-term deposits	(100,748)	(111,545)
Long-term restricted cash	61,451	76,744

11.    ASSETS UNDER DEVELOPMENT

(in thousands of $)	September 30, 2020	December 31, 2019
Opening asset under development balance	434,248	20,000
Additions	200,245	372,849
Transfer from vessels and equipment, net	77,172	—
Transfer from other non-current assets (see note 13)	16,213	31,048
Interest costs capitalized	35,629	10,351
Closing asset under development balance	763,507	434,248

Gimi conversion

In February 2019, we entered into an agreement with BP for the employment of a FLNG unit, the Gimi, after conversion for 20-years. In April 2019, we completed the sale of 30% of the total issued ordinary share capital of Gimi MS to First FLNG Holdings. In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. The revised project schedule will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Notice has been given and received by us and BP that no FM event (as defined in the LOA) is ongoing. The terms of the LOA are unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project and we have commenced the approval process to reflect these changes in the respective agreements. The conversion cost including financing cost is approximately $1.5 billion of which $700 million is funded by the Gimi facility (see note 14).

As at September 30, 2020, the estimated timing of the outstanding payments in connection with the Gimi conversion are as follows:

(in thousands of $)
Period ending December 31,
2020 (1)	134,781
2021	213,613
2022	319,235
2023	201,104
2024	61,757
930,490
(1) For the three months ending December 31, 2020

LNG Croatia conversion

In March 2019, we entered into agreements with LNG Hrvtska relating to the conversion and subsequent sale of the converted carrier LNG Croatia into a FSRU. Under the agreement, we will also operate and maintain the FSRU for a minimum of 10 years following its sale. In January 2020, the LNG Croatia completed her charter and entered the yard for conversion. In September 2020, the LNG Croatia completed construction work in a shipyard in China for its conversion to a FSRU. She is currently completing remaining automation and equipment pre-commissioning works in a shipyard in Croatia prior to commissioning and acceptance of the vessel by LNG Hrvatska, which is expected to occur on or about December 31, 2020.$75.0 million of the conversion is funded by the financing agreement with CSSC of which $60.2 million was drawn down during the nine months ended September 30, 2020 (see note 14). The remaining conversion cost is approximately $18.6 million payable within the next three months ending December 31, 2020.

12.     INVESTMENTS IN AFFILIATES AND JOINT VENTURES

	Nine months ended September 30,
(in thousands of $)	2020	2019
Share of net losses of Golar Partners (1)	(142,465)	(27,457)
Share of net losses of Hygo (2)	(38,004)	(18,135)
Share of net losses of Avenir (3)	(154)	(1,228)
Share of net gains/(losses) of others	(237)	(810)
	(180,860)	(47,630)

The carrying amounts of our equity method investments as at September 30, 2020 and December 31, 2019 are as follows:

(in thousands of $)	September 30, 2020	December 31, 2019
Golar Partners	62,256	214,296
Hygo	196,882	261,693
Avenir	40,014	28,101
Others	4,477	4,715
Investments in affiliates	303,629	508,805

(1) As a result of the continued suppression of Golar Partners' unit price and the significant difference between the carrying value of our investment in Golar Partners and its fair value, we believe that the decline in Golar Partners’ unit price is no longer temporary as of June 30, 2020. Consequently, for the six months ended June 30, 2020, we recognized an impairment charge of $135.9 million presented in "Equity in net losses of affiliates" in our consolidated statements of loss. The fair value of our investment in Golar Partners is categorized within level 2 of the fair value hierarchy. We used Golar Partners’ unit price as at June 30, 2020, to estimate the total equity value of our investment.

(2) The decrease in carrying value of our investment in Hygo was mainly driven by unfavorable foreign exchange rate movements resulting in a other comprehensive loss of $22.3 million for the nine months ended September 30, 2020, increased costs of the Sergipe Power Plant which commenced commercial operations in late March 2020 and our share of the ‘Day 1’ non-cash accounting loss on the deemed disposal of the FSRU Golar Nanook that became available for use by the lessee, resulting in commencement of the sales-type lease, on March 31, 2020. Once available for use, both the power plant and Golar Nanook are no longer classed as assets under construction, resulting in the cessation of capitalizing directly attributable costs. $24.8 million of interest income from the sales-type lease was recognized by Hygo in the period up to September 30, 2020.

(3) In March 2020, Avenir issued an Equity Shortfall Offering to its shareholders, requiring funding of an equity shortfall by means of a total equity contribution to be funded on a pro rata basis. As of September 30, 2020, we have subscribed 7,500,000 additional shares at $1.00 par value and paid $7.5 million. We are obligated to subscribe a further 3,750,000 of additional shares at $1.00 par value, or $3.75 million and have recognized this liability under “Other current liabilities” in our consolidated balance sheet.

13.     OTHER NON-CURRENT ASSETS

Other non-current assets comprise of the following:

(in thousands of $)	September 30, 2020	December 31, 2019
Operating lease right-of-use-assets	11,867	9,847
Oil derivative instrument (1)	6,240	45,640
Foreign exchange swap	—	214
Mark-to-market interest rate swaps	—	8
Other non-current assets (2)	15,985	24,700
	34,092	80,409

(1) "Oil derivative instrument" refers to a derivative embedded in the Hilli LTA. See note 2 of our consolidated financial statements for further details.

(2) "Other non-current assets" as of December 31, 2019 was mainly comprised of payments made for long lead items ordered in preparation for the conversion of the LNG Croatia into an FSRU. Upon entering the shipyard in January 2020, the LNG Croatia was classified as an asset under development and the aggregated long lead items of $16.2 million were reclassified to "Assets under development" (see note 11).

14.    DEBT

As of September 30, 2020, and December 31, 2019, our debt was as follows:

(in thousands of $)	September 30, 2020	December 31, 2019
2017 Convertible Bonds	379,697	368,133
Gimi facility	225,000	130,000
Term facility	150,000	150,000
$1.125 billion facility	71,120	152,015
Golar Arctic facility	38,296	43,767
Margin Loan facility	30,000	100,000
Golar Viking facility	—	41,667
Subtotal (excluding lessor VIE loans)	894,113	985,582
AVIC VIE loan (1)	104,806	—
ICBCL VIE loans (1)	452,712	503,515
CCBFL VIE loan (1)	100,424	100,424
CMBL VIE loan (1)	92,699	104,884
COSCO Shipping VIE loan (1)	85,646	91,275
CSSC VIE loans (1)	840,600	783,071
Total debt	2,571,000	2,568,751
Less: Deferred finance charges	(29,227)	(32,924)
Total debt, net of deferred financing costs	2,541,773	2,535,827

At September 30, 2020, our debt, net of deferred financing costs, is broken down as follows:

	Golar debt	VIE debt (1)	Total debt
(in thousands of $)
Current portion of long-term debt and short-term debt	(197,590)	(1,017,787)	(1,215,377)
Long-term debt	(670,357)	(656,039)	(1,326,396)
Total	(867,947)	(1,673,826)	(2,541,773)
(1) These amounts relate to certain lessor entities (for which legal ownership resides with financial institutions) that we are required to consolidate under U.S. GAAP into our financial statements as variable interest entities (see note 9).

Golar Bear refinancing
In June 2020, we refinanced the Golar Bear facility and concurrently entered into an agreement to bareboat charter the vessel with AVIC for $110.0 million and drawdown $100.0 million. The facility has a term of seven years and bears a fixed interest rate of 4.64%.

Margin loan refinancing

In March 2020, the unit price of Golar Partners common units which we own and which are pledged as security for the Margin Loan facility, fell below a defined threshold and triggered a mandatory prepayment option for the lenders. The lenders agreed to amend the existing terms of the Margin Loan facility rather than exercise that option. We prepaid a portion of the facility and released the associated restricted cash, reducing the principal to $30.0 million from $100.0 million and removed the mandatory prepayment clause. The facility bears an interest rate of LIBOR plus a margin of 2.95%.

Golar Viking facility

In January 2020, we refinanced the Golar Viking facility and concurrently entered into an agreement to bareboat charter the vessel with CSSC and drawdown $56.0 million. During the nine months period ended September 30, 2020, we have further drawdown $60.2 million from the $75.0 million conversion tranche facility.

15.     FINANCIAL INSTRUMENTS

Fair values

We recognize our fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on reliability of inputs used to determine fair value as follows:

Level 1: Quoted market prices in active markets for identical assets and liabilities.
Level 2: Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3: Unobservable inputs that are not corroborated by market data.

The carrying values and estimated fair values of our financial instruments at September 30, 2020 and December 31, 2019 are as follows:

		September 30, 2020		December 31, 2019
(in thousands of $)	Fair value hierarchy	Carrying value	Fair value	Carrying value	Fair value
Non-Derivatives:
Cash and cash equivalents	Level 1	76,696	76,696	222,123	222,123
Restricted cash and short-term deposits	Level 1	162,199	162,199	188,289	188,289
Current portion of long-term debt and short-term debt (1)(2)	Level 2	(1,216,985)	(1,216,985)	(1,244,599)	(1,244,599)
Long-term debt - convertible bonds (2)	Level 2	(379,698)	(309,535)	(368,134)	(355,943)
Long-term debt (2)	Level 2	(974,317)	(974,317)	(956,018)	(956,018)

Derivatives:
Oil derivative instrument(3)(4)	Level 2	6,240	6,240	45,640	45,640
Interest rate swaps asset (3)(5)	Level 2	—	—	84	84
Interest rate swaps liability (3)(5)	Level 2	(49,884)	(49,884)	(5,798)	(5,798)
Foreign exchange swaps asset (3)	Level 2	170	170	1,246	1,246
Foreign exchange swaps liability (3)	Level 2	(607)	(607)	—	—
Total return equity swap liability (3)(5)(6)	Level 2	—	—	(50,407)	(50,407)

(1) The carrying amounts of our short-term debt approximate their fair values because of the near term maturity of these instruments.
(2) Our debt obligations are recorded at amortized cost in the consolidated balance sheets. The amounts presented in the table above are gross of the deferred finance charges amounting to $29.2 million and $32.9 million at September 30, 2020 and December 31, 2019, respectively.
(3) Derivative liabilities are captured within other current liabilities and derivative assets are generally captured within other current assets and non-current assets on the balance sheet.
4) The fair value of the oil derivative instrument was determined using the estimated discounted cash flows of the additional payments due to us as a result of oil prices moving above a contractual oil price floor over the term of the LTA. Significant inputs used in the valuation of the oil derivative include management’s estimate of an appropriate discount rate and the length of time to blend the long-term and short-term oil prices obtained from quoted prices in active markets.
(5) The fair value of certain derivative instruments is the estimated amount that we would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, foreign exchange rates, closing quoted market prices and our creditworthiness and that of our counterparties.
(6) The fair value of our total return equity swap is calculated using the closing prices of the underlying listed shares and units, dividends paid since inception and the interest rate charged by the counterparty. In February 2020, we purchased 1.5 million of our shares and 107,000 of Golar Partners' units underlying the total return swap, at fair consideration of $72.7 million, of which $59.3 million restricted cash was released at repurchase, with $55.5 million to settle the derivative liability fair value (see note 10) and $17.2 million relating to the fair value of the shares and units underlying the total return swap. The effect of our total return swap facilities in our consolidated statement of operations as at September 30, 2020 was a loss of $5.1 million. In February 2020, we cancelled all our treasury shares that we repurchased in the current and previous periods amounting to 3.5 million shares.

As of September 30, 2020, we were party to the following interest rate swap transactions involving the payment of fixed rates in exchange for LIBOR as summarized below:

Instrument (in thousands of $)	Notional value	Maturity dates	Fixed interest rates
Interest rate swaps:
Receiving floating, pay fixed	562,500	2021 to 2029	1.69% - 2.37%

Some of our interest rate swaps have a credit arrangement that requires us to provide cash collateral when the market value of the instrument falls below a specified threshold. As at September 30, 2020, cash collateral amounting to $11.1 million has been provided (see note 10).

The credit exposure of our interest rate and equity swap agreements are represented by the fair value of contracts with a positive fair value at the end of each period, reduced by the effects of master netting agreements. It is our policy to enter into master netting agreements with the counterparties to derivative financial instrument contracts, which give us the legal right to discharge all or a portion of amounts owed to the counterparty by offsetting them against amounts that the counterparty owes to us. We have elected not to offset the fair values of derivative assets and liabilities executed with the same counterparty that are generally subject to enforceable master netting arrangements. However, if we were to offset and record the asset and liability balances of derivatives on a net basis, the amounts presented in our consolidated balance sheets as of September 30, 2020 and December 31, 2019 would be adjusted as detailed in the following table:

	September 30, 2020			December 31, 2019
(in thousands of $)	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount	Gross amounts presented in the consolidated balance sheet	Gross amounts not offset in the consolidated balance sheet subject to netting agreements	Net amount
Interest rate swaps asset	—	—	—	84	(52)	32
Interest rate swaps liability	(49,884)	—	(49,884)	(5,798)	52	(5,746)
Foreign exchange swap asset	170	—	170	1,246	—	1,246
Foreign exchange swap liability	(607)	—	(607)	—	—	—

16.    RELATED PARTY TRANSACTIONS

a) Transactions with Golar Partners and subsidiaries:

Net revenues: The transactions with Golar Partners and its subsidiaries for the nine months ended September 30, 2020 and 2019 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2020	2019
Management and administrative services revenue (a)	5,920	7,195
Ship management fees revenue (b)	3,947	3,345
Interest income on short-term loan (c)	285	—
Total	10,152	10,540

Receivables/(payables): The balances with Golar Partners and its subsidiaries as of September 30, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	September 30, 2020	December 31, 2019
Balances due from/(to) Golar Partners and its subsidiaries (c)	4,305	(2,708)
Methane Princess lease security deposit (d)	149	(2,253)
Total	4,454	(4,961)

a)Management and administrative services revenue - On March 30, 2011, Golar Partners entered into a management and administrative services agreement with Golar Management Limited ("Golar Management"), a wholly-owned subsidiary of Golar, pursuant to which Golar Management will provide to Golar Partners certain management and administrative services. The services provided by Golar Management are charged at cost plus a management fee equal to 5% of Golar Management’s costs and expenses incurred in connection with providing these services. Where external service providers costs are incurred by us on behalf of Golar Partners, these are recharged at cost. Golar Partners may terminate the agreement by providing 120 days written notice.

b)Ship management fees - Golar and certain of its affiliates charge ship management fees to Golar Partners for the provision of technical and commercial management of Golar Partners' vessels. Each of Golar Partners’ vessels is subject to management agreements pursuant to which certain commercial and technical management services are provided by Golar Management. Golar Partners may terminate these agreements by providing 30 days written notice.

c)Balances due from/(to) Golar Partners and its subsidiaries/Interest income on short-term loan - Receivables and payables with Golar Partners and its subsidiaries are comprised primarily of unpaid management fees, interest expense and expenses for management, advisory and administrative services and may include working capital adjustments with respect to disposals to the Partnership, as well as charterhire expenses. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Golar Partners and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Golar Partners, including ship management and administrative service fees due to us.

In May 2020, we provided a revolving credit facility of $25.0 million, of which $15.0 million was drawn down and repaid in June 2020. The facility was unsecured and bears interest at a rate of LIBOR plus a margin of 5.0%. In February 2020, we loaned $25.0 million with interest of LIBOR plus 5.0%, of which $20.0 million and $5.0 million was repaid in March 2020 and April 2020, respectively. During the nine months ended September 30, 2020, we received interest of $0.3 million.

d)Methane Princess Lease security deposit - This represents net advances from Golar Partners since its IPO, which correspond with the net release of funds from the security deposits held relating to the Methane Princess Lease. This is in connection with the Methane Princess tax lease indemnity provided to Golar Partners under the Omnibus Agreement. Accordingly, these amounts will be settled as part of the eventual termination of the Methane Princess Lease.

Other transactions:

During the nine months ended September 30, 2020 and 2019, we received total distributions from Golar Partners of $10.1 million and $27.6 million, respectively with respect to the common units and general partner units owned by us.

During the nine months ended September 30, 2020 and 2019 Hilli LLC had declared distributions totaling $9.9 million and $12.9 million, respectively with respect to the common units owned by Golar Partners. In connection with the Hilli disposal we have agreed to indemnify Golar Partners for certain costs incurred in Hilli operations when these costs exceed a contractual ceiling. During the nine months ended September 30, 2020 and 2019 we have accounted for $0.3 million and $0.8 million, respectively with respect to the net Hilli indemnification cost. As of September 30, 2020 and 2019, we have a payable of nil and $4.0 million, respectively to Golar Partners, recorded in "amounts due to related parties", in respect of the Hilli quarterly distribution.

b) Transactions with Hygo and affiliates:

Net revenues: The transactions with Hygo and its affiliates for the nine months ended September 30, 2020 and 2019 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2020	2019
Management and administrative services revenue	3,900	4,492
Ship management fees income	1,247	908
Debt guarantee compensation (a)	3,221	524
Total	8,368	5,924

Payables: The balances with Hygo and its affiliates as of September 30, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	September 30, 2020	December 31, 2019
Trading balances due to Hygo and affiliates (b)	(3,926)	(6,829)
Total	(3,926)	(6,829)

a)Debt guarantee compensation - In connection with the closing of the formation of the joint venture Hygo with Stonepeak, Hygo entered into agreements to compensate Golar in relation to certain debt guarantees relating to Hygo and its subsidiaries. This compensation amounted to an aggregate of $3.2 million and $0.5 million income for the nine months ended September 30, 2020 and 2019, respectively.

b)Trading balances - Receivables and payables with Hygo and its subsidiaries are comprised primarily of unpaid management fees, charterhire expenses, advisory and administrative services. In addition, certain receivables and payables arise when we pay an invoice on behalf of a related party and vice versa. Receivables and payables are generally settled quarterly in arrears. Trading balances owing to or due from Hygo and its subsidiaries are unsecured, interest-free and intended to be settled in the ordinary course of business. They primarily relate to recharges for trading expenses paid on behalf of Hygo, including ship management and administrative service fees due to us.

Other transactions:

Net Cool Pool expenses - Net expenses relating to the other pool participants are presented in our consolidated Statement of Loss in the line item “Voyage, charter hire and commission expenses” for the nine months ended September 30, 2020 and 2019 amounted to $2.7 million and $0.6 million, respectively.

Guarantees:

Debt guarantees - In January 2020, the Golar Celsius was refinanced and we provided a debt guarantee to third party banks in respect of the secured debt facility until March 2027. As described in (a) above, we receive compensation from Hygo in relation to the provision of the guarantees for the Golar Penguin, Golar Celsius and Golar Nanook. These debt facilities are secured against specific vessels.

c) Transactions with OneLNG and subsidiaries:

Receivables: The balances with OneLNG and its subsidiaries as of September 30, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	September 30, 2020	December 31, 2019
Balances due from OneLNG (a)	105	707
Total	105	707

a)Balances due from OneLNG - Receivables with OneLNG and its subsidiaries comprise primarily of unpaid advisory, administrative services and payment on behalf of a related party. Balances due from OneLNG are unsecured and interest free.

d) Transactions with other related parties:

Net (expenses)/revenue: The transactions with other related parties for the nine months ended September 30, 2020 and 2019 consisted of the following:

	Nine months ended September 30,
(in thousands of $)	2020	2019
The Cool Pool (a)	—	39,666
Magni Partners (b)	(564)	(858)
Borr Drilling (c)	218	—
2020 Bulkers (d)	(5)	—
Avenir LNG (e)	848	—
Total	497	38,808

Receivables: The balances with other related parties as of September 30, 2020 and December 31, 2019 consisted of the following:

(in thousands of $)	September 30, 2020	December 31, 2019
Magni Partners (b)	81	88
Borr Drilling (c)	770	542
2020 Bulkers (d)	235	265
Avenir LNG (e)	848	—
Total	1,934	895

a) The Cool Pool - On July 8, 2019 GasLog's vessel charter contracts had concluded and withdrew their participation from the Cool Pool. Following Gaslog's departure, we assumed sole responsibility for the management of the Cool Pool and consolidate the Cool Pool. From point of consolidation, the Cool Pool ceased to be a related party.

The table below summarizes our net earnings (impacting each line item in our consolidated statement of operations) generated from our participation in the Cool Pool:

	Nine months ended September 30,
(in thousands of $)	2020	2019
Time and voyage charter revenues	—	43,332
Time charter revenues - collaborative arrangement	—	23,359
Voyage, charterhire and commission expenses	—	(8,092)
Voyage, charterhire and commission expenses - collaborative arrangement	—	(18,933)
Net income from the Cool Pool	—	39,666

b) Magni Partners - Tor Olav Trøim is the founder of, and partner in, Magni Partners (Bermuda) Limited ("Magni Partners"), a privately held Bermuda company, and is the ultimate beneficial owner of the company. Receivables and payables from Magni Partners comprise primarily of the cost (without mark-up) or part cost of personnel employed by Magni Partners who have provided advisory and management services to Golar. These costs do not include any payment for any services provided by Tor Olav Trøim himself.

c) Borr Drilling - Tor Olav Trøim is the founder, and director of Borr Drilling, a Bermuda company listed on the Oslo and Nasdaq stock exchanges. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

d) 2020 Bulkers is a related party by virtue of common directorships. Receivables comprise primarily of management and administrative services provided by our Bermuda corporate office.

e) Avenir LNG entered into agreements to compensate Golar in relation to certain debt guarantees relating to Avenir LNG and its subsidiaries. This compensation amounted to an aggregate of $0.8 million for the nine months ended September 30, 2020

17.     OTHER COMMITMENTS AND CONTINGENCIES

Assets pledged

(in thousands of $)	September 30, 2020	December 31, 2019
Book value of vessels secured against loans (1)	2,982,887	3,135,891
(1) This excludes the Gimi and LNG Croatia which, were re-classified as "Assets under development" (see note 11). The Gimi and LNG Croatia are secured against their respective debt facilities (see note 14).

As at September 30, 2020 and December 31, 2019, 21,333,586 and 21,226,586 Golar Partners common units, respectively, were pledged as security for the obligations under the Margin Loan facility.

As at September 30, 2020 and December 31, 2019, the Term Loan facility is secured by a pledge against our shares in Hygo.

Capital Commitments

We have agreed contract terms for the conversion of the Gandria to a FLNG. The Gandria is currently in lay-up awaiting delivery to Keppel for conversion. The conversion agreement is subject to certain payments and lodging of a full Notice to Proceed. We have also provided a guarantee to cover the sub-contractor's obligations in connection with the conversion of the vessel.

UK tax lease benefits
As described under note 26 in our audited consolidated financial statements filed with our 2019 Annual Report, during 2003 we entered into six UK tax leases. Under the terms of the leasing arrangements, the benefits are derived primarily from the tax depreciation assumed to be available to the lessors as a result of their investment in the vessels. As is typical in these leasing arrangements, as the lessee we are obligated to maintain the lessor’s after-tax margin. Accordingly, in the event of any adverse tax changes or a successful challenge by the UK Tax Authorities (''HMRC'') with regard to the initial tax basis of the transactions, or in relation to the 2010 lease restructurings, or in the event of an early termination of the Methane Princess lease, we may be required to make additional payments principally to the UK vessel lessor, which could adversely affect our earnings or financial position. We would be required to return all, or a portion of, or in certain circumstances significantly more than, the upfront cash benefits that we received in respect of our lease financing transactions, including the 2010 restructurings and subsequent termination transactions. The gross cash benefit we received upfront on these leases amounted to approximately £41 million (before deduction of fees).

Of these six leases, we have since terminated five, with one lease remaining, the Methane Princess lease. Pursuant to the deconsolidation of Golar Partners in 2012, Golar Partners is no longer considered a controlled entity but an affiliate and therefore as at September 30, 2020, the capital lease obligation relating to this remaining UK tax lease is not included on our consolidated balance sheet. However, under the indemnity provisions of the Omnibus Agreement or the respective share purchase agreements, we have agreed to indemnify Golar Partners in the event of any tax liabilities in excess of scheduled or final scheduled amounts arising from the Methane Princess leasing arrangements and termination thereof.

HMRC has been challenging the use of similar lease structures and has been engaged in litigation of a test case for some years. In August 2015, following an appeal to the Court of Appeal by the HMRC which set aside previous judgments in favor of the tax payer, the First Tier Tribunal (UK court) ruled in favor of HMRC. The tax payer in this particular ruling has the election to appeal the courts’ decision, but no appeal has been filed. The judgments of the First Tier Tribunal do not create binding precedent for other UK court decisions and therefore the ruling in favor of HMRC is not binding in the context of our structures. Further, we consider there are differences in the fact pattern and structure between this case and our 2003 leasing arrangements and therefore it is not necessarily indicative of any outcome. HMRC have written to our lessor to indicate that they believe our lease may be similar to the case noted above. We have reviewed the details of the case and the basis of the judgment with our legal and tax advisers to ascertain what impact, if any, the judgment may have on us and the possible range of exposure has been estimated at approximately £nil to £121.1 million ($nil to $156.5 million). In December 2019, in conjunction with our lessor, Golar obtained supplementary legal advice confirming our position. Golar's discussions with HMRC on this matter have concluded without agreement and, in January 2020, we received a closure notice to the inquiry stating the basis of HMRC's position. Consequently, a notice of appeal against the closure notice was submitted to HMRC. We remain confident of our position, however given the complexity of these discussions it is impossible to quantify the reasonably possible loss, and we continue to estimate the possible range of exposures as set out above.

Class Action Lawsuit

On September 24, 2020, a single, purported Golar shareholder filed a putative class action lawsuit against us, our Chief Executive Officer, Iain Ross, and Hygo’s former chief executive officer, Eduardo Antonello, in the United States District Court for the Southern District of New York (Case No. 1-20-cv-07926). The complaint generally alleges that the defendants violated Sections 10(b) and/or 20(a) of the Securities Exchange Act of 1934, as amended, and Rule 10b-5 promulgated thereunder by making allegedly false and/or misleading statements regarding, among other matters, Golar’s business operations and prospects in relation to the implication of Hygo’s former chief executive officer in certain allegations by the Brazilian government. The complaint seeks unspecified damages, attorneys’ fees and other costs. We believe that the allegations in the lawsuit are without merit and intend to vigorously contest the class action lawsuit.

Legal proceedings and claims

We may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. A provision will be recognized in the financial statements only where we believe that a liability will be probable and for which the amounts are reasonably estimable, based upon the facts known prior to the issuance of the financial statements.

Other

In December 2005, we signed a shareholders' agreement in connection with the setting up of a jointly owned company to be named Egyptian Company for Gas Services S.A.E ("ECGS"), which was to be established to develop hydrocarbon business and in particular LNG related business in Egypt. As at September 30, 2020, we had a commitment to pay $1.0 million to a third party, contingent upon the conclusion of a material commercial business transaction by ECGS as consideration for work performed in connection with the setting up and incorporation of ECGS.

We are party to a shareholders’ agreement with a consortium of investors to fund the development of pipeline infrastructure and a FSRU which are intended to supply two power plants in the Ivory Coast. The project is currently in the initial design phase. Negotiations are underway with third party lenders for the financing of construction costs in the event a positive investment decision is made. During the initial phase of the project, our remaining contractual commitments for this project are estimated to be around €1.1 million. In the event a positive FID is taken on the project, this could increase up to approximately €15.0 million. This figure is dependent upon a variety of factors such as whether third party financing is obtained for a portion of the construction costs. The timing of this range of payments is dependent on whether and when FID is made, progress of negotiations with lenders for non-investor financing, and the progress of eventual construction work. The nature of payments to the project could be made in a combination of capital contributions or interest-bearing shareholder loans.

In relation to our investment in small-scale LNG services provider Avenir LNG Limited ("Avenir"), we are party to a combined commitment of up to $182.0 million from initial Avenir shareholders Stolt-Nielsen Limited ("Stolt-Nielsen"), Höegh LNG Holdings Limited ("Höegh") and us. In November 2018, Avenir was capitalised with the placement of 110,000,000 new shares at a par price of US$1.00 per share. Following the initial equity offering, the founding partners are committed to fund $72.0 million of which Golar is committed to $18.0 million. As discussed in note 12, following Avenir's issuance of the Equity Shortfall Offering to its shareholders, we subscribed to $7.5 million additional shares at $1.00 par value during the nine months ended September 30, 2020, and recognized $3.75 million of our remaining commitment as a liability.

18.    SUBSEQUENT EVENTS

End of BP Greater Tortue Ahmeyim project FM Events

In October 2020, we announced that we had confirmed a revised project schedule with BP for the Gimi GTA Project. The revised project schedule will result in the target connection date for the Gimi, previously scheduled for 2022, as set out in the LOA, being extended by 11 months. Notice has been given and received by us and BP that no FM Event (as defined in the LOA) is ongoing. The terms of the LOA are unchanged. We have concluded discussions with both engineering, procurement and construction contractors and lending banks regarding the adjustment of the related construction and financing schedules, respectively, for the Gimi GTA Project and we have commenced the approval process to reflect these changes in the respective agreements.

Golar Seal Facility put option extension

The terms of our existing Golar Seal facility include a put option that if exercised requires us to repay the facility if an appropriate long-term charter of 4 years or more is not entered into by January 2021. In November 2020, we agreed and executed an extension with our existing lender, CCBFL, to extend such put option by one year. All other facility terms remain unchanged.

Corporate Revolving Credit Facility and Term Loan extension

In November 2020, we agreed to credit-approved terms with our existing lender, Citibank N.A. (“Citibank”) to partially refinance our maturing $150 million Term Loan facility into a new $100 million corporate revolving credit facility (the “Corporate Revolving Credit Facility”). The new Corporate Revolving Credit Facility has a term of 366 days with two 366-day extension options available at the lenders’ discretion. It bears interest at USD LIBOR plus an initial margin of 5.0% and is secured by pledge of our shares in Hygo.

In connection with the refinancing we agreed with Citibank to extend the maturity of the $150 million Term Loan facility to the middle of December, 2020.

Margin Loan facility extension

We have agreed with our existing lenders under the Margin Loan facility, which was scheduled to mature in August 2020 to extend the maturity date to the middle of December, 2020.

Short term loan to Golar Partners

In November 2020, we entered into a $15.0 million revolving credit facility with Golar Partners, of which Golar Partners has drawn down $5.0 million. The facility is unsecured, repayable in full in December 2020, and bears interest at a rate of LIBOR plus a margin of 5%.